Exhibit 10.1

LICENSE PURCHASE AGREEMENT

by and among

ECHOSTAR CORPORATION;

THE OTHER SELLER PARTIES SET FORTH HEREIN;

and

AT&T MOBILITY II LLC

Dated August 25, 2025

TABLE OF CONTENTS

Page

ARTICLE 1 DEFINITIONS1

ARTICLE 2 PURCHASE AND SALE OF LICENSES8

2.1Purchase and Sale of Licenses14

2.2No Assumption of Liability15

2.3Withholding Tax15

2.4Right to Exclude Certain Licenses15

2.5Tax Treatment17

2.6Pending Assignments.17

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE Seller PARTIES18

3.1Organization18

3.2Authorization; Enforceability19

3.3No Violation or Conflict19

3.4Litigation; Orders19

3.5Seller Licenses20

3.6Compliance with Laws; Permits; Contracts20

3.7FCC Matters21

3.8Hawaii Lease Agreements22

3.9Interference Consents22

3.10Taxes22

3.11No Finder Fees23

3.12No Other Representations and Warranties23

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF Buyer24

4.1Organization24

4.2Authorization; Enforceability24

4.3No Violation or Conflict24

4.4Litigation; Orders24

4.5Available Funds25

4.6No Finder Fees25

4.7Access25

4.8No Other Representations and Warranties25

ARTICLE 5 COVENANTS25

5.1Access to Information25

5.2Covenants with Respect to Satisfaction of Closing Conditions; Cooperation26

5.3FCC Consent and HSR Notification27

5.4Operations Prior to Closing29

5.5Notification of Certain Matters30

5.6Exclusivity31

5.7Spectrum Leases31

5.8Seller Debt Documents32

ARTICLE 6 CONFIDENTIALITY; PROPRIETARY RIGHTS33

6.1Confidentiality33

6.2Public Announcements33

6.3Equitable Remedy33

6.4Survival of Confidentiality Obligations33

6.5Protected Information33

ARTICLE 7 CONDITIONS PRECEDENT TO OBLIGATION TO CLOSE34

7.1Conditions Applicable to Both of the Parties34

7.2Further Conditions Applicable to the Seller Parties34

7.3Further Conditions Applicable to Buyer35

7.4Applicability of Closing Conditions.37

ARTICLE 8 CLOSING AND CLOSING DELIVERIES37

8.1Closing; Closing Date37

8.2Deliveries at each Closing37

ARTICLE 9 INDEMNIFICATION AND OTHER MATTERS38

9.1Survival38

9.2Indemnification by the Seller Parties39

9.3Indemnification by Buyer39

9.4Procedure for Indemnification40

9.5Limitations42

9.6Losses Net of Insurance, etc.43

9.7Payments43

9.8No Consequential Damages; Exclusive Remedy43

ARTICLE 10 TERMINATION44

10.1Termination44

ARTICLE 11 MISCELLANEOUS45

11.1Fees and Expenses45

11.2Notices45

11.3Assignment; Benefit and Binding Effect46

11.4No Third-Party Beneficiaries47

11.5Governing Law47

11.6Submission to Jurisdiction; Consent to Service of Process47

11.7Waiver of Jury Trial47

11.8Specific Performance48

11.9Entire Agreement48

11.10Amendments; Waivers48

11.11Counterparts49

11.12Severability49

11.13Further Assurances49

11.14Rules of Construction49

11.15Non-Recourse50

EXHIBITS

Exhibit A	Seller Licenses
Exhibit B-1	Form of Amended and Restated Hawaii AWS-3 Spectrum Lease
Exhibit B-2	Form of Amended and Restated Hawaii 700 MHz Spectrum Lease
Exhibit C	Assignment and Acceptance Agreement
Exhibit D	Form of Waiver of Termination Charges
Exhibit E	Form of Release of Liabilities

Exhibit F	Form of Pre-Closing Spectrum Lease

SCHEDULES

Schedule 1.0	Seller Parties
Schedule 1.107	Seller Debt Documents

Seller Disclosure Letter

LICENSE PURCHASE AGREEMENT

THIS LICENSE PURCHASE AGREEMENT (this “Agreement”), dated the 25th day of August, 2025 (the “Effective Date”), is by and among (i) EchoStar Corporation, a Nevada corporation (“Seller”), and each of the entities set forth on Schedule 1.0 hereto (together with Seller, the “Seller Parties” and each a “Seller Party”) and (ii) AT&T Mobility II LLC, a Delaware limited liability company (“Buyer”).  Each Seller Party and Buyer is a “Party” and, collectively, they are the “Parties” and, as the context requires (i.e., when the applicable provision describes a two-party relationship or interaction), the Seller Parties, collectively, shall be one party and Buyer shall be deemed to be the other Party.

RECITALS

WHEREAS, the Seller Parties hold the Seller Licenses, and desire to assign and transfer the Seller Licenses to the Buyer Assignee Parties, and the Buyer Assignee Parties desire to acquire from the Seller Parties, the Seller Licenses, all on the terms and subject to the conditions set forth herein;

WHEREAS, at the Closing, the Parties or their applicable Affiliates will enter into an amendment to each of (a) that certain Long-Term Spectrum Manager Lease Agreement, dated as of August 27, 2024, between SNR Wireless LicenseCo, LLC and New Cingular Wireless PCS, LLC (“New Cingular”), and (b) that certain Long-Term Spectrum Manager Lease Agreement, dated as of October 24, 2024, by and between Manifest Wireless L.L.C. and New Cingular (each, a “Hawaii Lease Agreement”), in the forms attached hereto as Exhibits B-1 and B-2, pursuant to which, among other things, the Parties will amend each Hawaii Lease Agreement to extend its term for a period of ninety-nine (99) years (each, an “Extended Hawaii Lease Agreement”);

WHEREAS, concurrently with entry into this Agreement, Affiliates of the Seller Parties and Buyer are entering into that certain Waiver of Termination Charges (the “Waiver”), pursuant to which, among other things, the parties thereto have agreed to waive certain early termination charges with respect to the Seller Parties’ and their Affiliates’ early decommission of its wireless RAN, substantially in the form attached hereto as Exhibit D;

WHEREAS, concurrently with entry into this Agreement, Affiliates of the Seller Parties and Buyer are entering into that certain Release of Liabilities (the “Release”), pursuant to which, among other things, the parties thereto have agreed to the release of Buyer and its Affiliates from any and all claims related to the Hughes Communications India Private LTD v. The DIRECTV Group, Inc., Civil Action No. 20 cv-2624 (United States District Court for the Southern District of New York), substantially in the form attached hereto as Exhibit E; and

WHEREAS, at the earliest time Buyer determines, in its sole discretion, to be advisable (after reasonably taking into account the views of Seller), the Parties will enter into a lease of the spectrum covered by the 3.45 GHz Licenses, as the term is defined in Article 1 (the “3.45 GHz Manager Lease”) substantially in the form attached hereto as Exhibit F, and provide the FCC notice thereof.

NOW, THEREFORE, in consideration of the recitals and of the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE

DEFINITIONS

Unless otherwise stated in this Agreement, the following terms when used herein shall have the meanings assigned to them below (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

1.1	“3.45 GHz” shall mean the 3.45 GHz Service licensed under Subpart Q of Part 27 of the FCC Rules using frequency bands specified in Section 27.5(o) of the FCC Rules.

1.2	“3.45 GHz Licenses” shall mean the Seller Licenses in the 3.45 GHz Service, as set forth in Part I of Exhibit A.
1.3	“3.45 GHz License and Hawaii Lease Purchase Price” means an amount equal to $10,050,000,000.00, as may be adjusted pursuant to Section 2.4.
1.4	“600 MHz” shall mean the 600 MHz Service licensed under Subpart N of Part 27 of the FCC Rules using frequency bands specified in Section 27.5(l) of the FCC Rules.
1.5	“600 MHz Build-Out Extensions” shall mean the extensions of Seller Parties’ 600 MHz Build-Out Obligations granted by the FCC on September 20, 2024 listed on Schedule 3.7(b) of the Seller Disclosure Letter.
1.6	“600 MHz Build-Out Obligations” shall mean the buildout obligations for each 600 MHz License listed on Schedule 3.7(b) of the Seller Disclosure Letter.
1.7	“600 MHz Build-Out Showings” shall mean all notices filed by the Seller Parties with the FCC certifying compliance with any 600 MHz Build-Out Obligation.
1.8	“600 MHz License Purchase Price” means an amount equal to $12,600,000,000.00, as may be adjusted pursuant to Section 2.4.
1.9	“600 MHz Licenses” shall mean the Seller Licenses in the 600 MHz Service, listed in Part II of Exhibit A.
1.10	“2016 Indenture” means that certain Indenture, dated June 13, 2016, by and among DISH DBS Corporation, the guarantors listed on the signature page and U.S. Bank National Association, as trustee.
1.11	“2020 Indenture” means that certain Indenture, dated July 1, 2020, by and among DISH DBS Corporation, the guarantors identified therein and U.S. Bank National Association, as trustee.
1.12	“Access Restrictions” shall have the meaning set forth in Section 5.1(a).
1.13	“Affiliate” shall mean, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first-named Person; provided that, for the purposes of this Agreement each of Gigapower, LLC and Knight JV, LLC, and their respective Subsidiaries shall not be considered Affiliates of Buyer. The term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other ownership interest, by contract or otherwise.
1.14	“Agreement” shall mean this License Purchase Agreement and all exhibits and schedules hereto, as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.
1.15	“Assignment and Acceptance Agreement” shall have the meaning set forth in Section 8.2(a)(ii) hereof.
1.16	“Breaching Party” shall have the meaning set forth in Section 10.1(a)(ii) hereof.
1.17	“Business Day” shall mean any day other than (a) a Saturday or Sunday, (b) a federal holiday or day on which the FCC is closed or not open for a full day, or (c) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City.
1.18	“Buyer” shall have the meaning set forth in the Preamble.
1.19	“Buyer Assignee Parties” shall mean Buyer as indicated on Exhibit A to be the assignee of the Seller Licenses or its permitted assigns.
1.20	“Buyer Fundamental Representations” shall mean the representations and warranties set forth in Section 4.1 (Organization), Section 4.2 (Authorization; Enforceability) and Section 4.6 (No Finder Fees).
1.21	“Buyer Indemnified Persons” shall have the meaning set forth in Section 9.2 hereof.
1.22	“Buyer Parent” means AT&T Inc.
1.23	“Buyer Excluded Asset Event” shall have the meaning set forth in Section 2.4(a) hereof.
1.24	“Buyer Regulatory Adverse Effect” shall have the meaning set forth in Section 5.3(d).
1.25	“Claim Notice” shall have the meaning set forth in Section 9.4(a) hereof.
1.26	“Claimant” shall have the meaning set forth in Section 9.4(a) hereof.
1.27	“Closing” shall have the meaning set forth in Section 8.1(a) hereof.
1.28	“Closing Date” shall have the meaning set forth in Section 8.1(a) hereof.
1.29	“Closing Purchase Price” shall mean an amount equal to the sum of (i) the 600 MHz License Purchase Price plus (ii) the 3.45 GHz License and Hawaii Lease Purchase Price, as may be adjusted pursuant to Section 2.4 and Section 2.6.
1.30	“Code” shall mean the Internal Revenue Code of 1986.
1.31	“Collateral Source” shall have the meaning set forth in Section 9.6.

1.32	“Communications Act” shall mean the Communications Act of 1934.
1.33	“Consent” shall mean any consent, permit, approval, authorization, notice, waiver or clearance of any Governmental Authority or other Person.
1.34	“Contract” shall mean any agreement, arrangement, commitment, contract, indenture, debenture, note, credit agreement, evidence of indenture, instrument, lease, license, obligation, mortgage, understanding or undertaking of any kind or character, or any other document or instrument to which any Person is a party or that is binding on any Person or its capital stock, assets or business.
1.35	“DBS Tranche” shall have the meaning set forth in Schedule 1.107 hereof.
1.36	“Debt Pay-Off” shall have the meaning set forth in Section 5.8 hereof.
1.37	“Debt Pay-Off Letter” shall have the meaning set forth in Section 5.8 hereof.
1.38	“Deductible” shall have the meaning set forth in Section 9.5(c) hereof.
1.39	“Default” shall mean (a) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order or Permit, (b) the occurrence of any event with or without the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order or Permit, or (c) the occurrence of any event with or without the passage of time or the giving of notice or both would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability or Lien under, any Contract, Law, Order or Permit.
1.40	“Department of Defense” means the United States Department of Defense.
1.41	“Direct Claim” shall have the meaning set forth in Section 9.4(a) hereof.
1.42	“DISH Secured Indenture” shall have meaning set forth in the Schedule 1.107 hereof.
1.43	“EchoStar Receivable Company” shall mean EchoStar Intercompany Receivable Company L.L.C.
1.44	“EchoStar Tranche” shall have meaning set forth in the Schedule 1.107 hereof.
1.45	“Effective Date” shall have the meaning set forth in the Preamble.
1.46	“Enforceability Exceptions” shall mean the exceptions or limitations to the enforceability of contracts under bankruptcy, insolvency, fraudulent conveyance, reorganization or transfer, receivership, moratorium or similar laws relating to or affecting creditors’ rights generally or by judicial discretion in the enforcement of specific performance, injunctive relief, and other equitable remedies, whether considered in a proceeding at law or in equity, and by public policies generally.
1.47	“Excluded Asset” shall have the meaning set forth in Section 2.4(a) hereof.
1.48	“Excluded Asset Events” shall have the meaning set forth in Section 2.4(a) hereof.
1.49	“Excluded Asset Materiality Threshold” shall mean an aggregate value of the Exclusion Reduction that exceeds (a) 5% of the aggregate purchase price attributed to the sum of (x) the 3.45 GHz Licenses listed in Part I of Exhibit A, with respect to the 3.45 GHz Licenses and (y) the Hawaii Licenses listed in Part III of Exhibit A, with respect to the Hawaii Licenses underlying the Hawaii Lease Agreements, and/or (b) 15% of the aggregate purchase price attributed to the 600 MHz Licenses listed in Part II of Exhibit A, with respect to the 600 MHz Licenses, in each case, the attribution of the aggregate purchase price to each Seller License and Hawaii License (as the case may be) shall be based on the percentages set forth in column “License Value (%)” of Exhibit A.
1.50	“Excluded License” shall have the meaning set forth in Section 2.4(a) hereof.
1.51	“Exclusion Reduction” shall have the meaning set forth in Section 2.4(b) hereof.
1.52	“Extended Hawaii Lease Agreement” shall have the meaning set forth in the Recitals.
1.53	“FCC” shall mean the Federal Communications Commission or a bureau thereof acting under delegated authority.
1.54	“FCC Assignment Applications” shall mean the following applications and notices to be filed by the Parties to obtain the FCC Consent: (i) the FCC Form 603 applications (or other appropriate forms) for the assignment of the Seller Licenses to Buyer, and (ii) requests for (a) a waiver or suspension, as applicable, of the FCC Rules governing Permanent Discontinuance of Service until the fifth anniversary of the Closing Date (provided that, in no event shall the date included on the waiver request be later than December 31, 2030), (b) a waiver, extension and/or substitution of the 600 MHz Build-Out Obligations such that (1) 40% of the total nationwide population covered by the Seller Licenses shall be covered on or before the date that is the third anniversary of the Closing Date, and (2) 75% of the total nationwide population covered by the Seller Licenses and 40% of the total population covered by each Seller License on a license by license basis shall be covered on or before the fifth anniversary of the Closing Date (provided that, in no event shall the date included on the waiver request be later than December 31, 2030), (c) a waiver of Section 27.1606 of the FCC Rules to the extent necessary, (d) the approval of the FCC required under ¶ 376 of the FCC’s Memorandum and Order, Declaratory Ruling, and Order of Proposed Modification in Applications of T-Mobile U.S., Inc. and Sprint Corporation, 34 FCC Rcd. 10578 (2019) (the “FCC T-Mobile/Sprint Order”), and (e) any other waiver that is requested by Buyer with the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed).
1.55	“FCC Authorization” shall mean any license, Permit, lease or other authorization or Consent issued by the FCC.
1.56	“FCC Consent” shall mean the Consent of the FCC to the assignment of the Seller Licenses that are not Excluded Assets by the Seller Parties to the Buyer Assignee Parties.
1.57	“FCC Lease Notifications” shall mean all notices required to be filed with the FCC to effectuate the Extended Hawaii Lease Agreements.
1.58	“FCC Rules” shall mean Title 47 of the Code of Federal Regulations, published FCC policies and published FCC decisions.
1.59	“Final Order” shall mean an action, decision or order by a Governmental Authority that is effective and as to which (a) no stay is in effect; (b) if any deadline for filing a request for stay or petition for reconsideration is designated by statute or regulation, it has passed; and (c) such Governmental Authority does not have the action or decision under reconsideration on its own motion and the time for such reconsideration has passed.
1.60	“Fraud” shall mean, with respect to any Party, an actual and intentional fraud with respect to the making of any representation or warranty set forth in Section 2.6(b), Article 3, Article 4 or the certificates contemplated by Section 8.2(a)(i) and Section 8.2(b)(i) (as applicable); provided, however, that such actual and intentional fraud of such Party shall only be deemed to exist if, with respect to the Seller Parties, the Seller Knowledge Parties, and, with respect to Buyer, the Buyer Knowledge Parties, had, in each case, (a) actual knowledge that such representations and warranties were actually breached when made and (b) the express intention that the other Party would rely on such breached representations and warranties to its detriment. Under no circumstances shall “Fraud” include any equitable fraud, negligent misrepresentation, promissory fraud, unfair dealings, extra-contractual fraud or any other fraud or torts based on recklessness or negligence.
1.61	“Governmental Authority” shall mean any federal, state, local, municipal or foreign governmental authority or instrumentality, including any court, legislature, tribunal, arbitrator, administrative, taxing or regulatory agency, department, bureau or commission (including any state public utilities commission).
1.62	“Hawaii Lease Agreement” shall have the meaning set forth in the Recitals.
1.63	“Hawaii Licenses” shall mean the licenses held by the Seller Parties and their Affiliates relating to the spectrum leased pursuant to a Hawaii Lease Agreement, as listed in Part III of Exhibit A.
1.64	“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
1.65	“Impaired” or “Impairment” shall mean, with respect to any Seller License or Hawaii License, (a) the existence of a circumstance with respect to such Seller License or Hawaii License such that either (x) any Seller Fundamental Representation made within this Agreement with respect to such Seller License or Hawaii License shall no longer be true and correct in all respects (other than de minimis inaccuracies) or (y) any other Seller Party representation, warranty, covenant or agreement made within this Agreement with respect to such Seller License or Hawaii License shall no longer be true and correct in all material respects, and, in either case, such circumstance adversely impairs, in a non-de minimis manner, the ordinary, commercial use of the spectrum underlying such Seller License or Hawaii License; provided that such circumstance shall not be deemed an Impairment if the Seller Parties commence and diligently pursue a cure within fifteen (15) days after any Seller Party becomes aware of such Impairment and such Impairment is fully remedied within sixty (60) days after any Seller Party becomes aware of such Impairment; (b) the loss, revocation, non de minimis and adverse modification, cancellation, termination, non-renewal or forfeiture of such Seller License or Hawaii License that, in each case, remains in effect two (2) Business Days prior to the earlier of (x) the end of the Initial Extension Period or (y) the date on which all of the conditions set forth in ARTICLE 7 have been satisfied or waived, other than those conditions that, by their nature, are to be satisfied at Closing; or (c) any 600 MHz Licenses in a market in which as a result of one or more 600 MHz Licenses in such market becoming Excluded Assets, the total amount of megahertz of spectrum of 600 MHz Licenses in such market that would be conveyed is less than ten (10).

1.66	“Indemnifying Party” shall have the meaning set forth in Section 9.4(a) hereof.
1.67	“Indemnity Period” shall have the meaning set forth in Section 9.1 hereof.
1.68	“Initial Extension Period” shall have the meaning set forth in Section 10.1(a)(iii) hereof.
1.69	“Interference Consent” shall mean, with respect to any FCC Authorization granted by the FCC, any Contract having current effect between any past or present holder of such FCC Authorization, on the one hand, and any past, present or proposed holder of an FCC Authorization for spectrum, or any wireless system operator, capacity lessee or sublessee using, leasing, subleasing or proposing to use any such channels, on the other hand, including any service area boundary extension agreements, with respect to or concerning: (a) relocation, relocation costs or relocation cost sharing under Part 24, 27 or 101 of the FCC Rules, (b) the coordination of adjacent market channel use or other matters concerned with the operation of adjacent markets; (c) co-channel or adjacent channel interference or the limitation of signal strength; (d) the acceptance of interference or signal strength from a third Person’s transmitters in excess of the interference or signal strength such third Person is entitled to cause or transmit to the authorized service area or service contour of the FCC Authorization under FCC Rules; (e) the location, access to or strength of signals within protected service areas or service contours; (f) transmitter antenna height or characteristics; (g) emission mask or emission type; (h) limiting transmission time; (i) sharing spectrum; (j) any enhancements to the rights of the holder of such FCC Authorization granted by any other holder of FCC Authorizations; (k) placing a limit on the FCC Authorization (or any predecessor authorization thereto) or any spectrum authorized thereby; (l) limiting, controlling or specifying the content of transmissions or the wave form of transmissions; or (m) any other limitation on or control of the freedom of the past, present or future holder of the FCC Authorization to deploy the spectrum authorized under such FCC Authorization in accordance with the FCC Rules and applicable Law.
1.70	“Knowledge” as used (a) with respect to the Seller Parties, the current, actual knowledge of the individuals set forth in Schedule 1.70 of the Seller Disclosure Letter (the “Seller Knowledge Parties”) and (b) with respect to Buyer, the current, actual knowledge of the individuals set forth on Schedule 1.70 hereto (the “Buyer Knowledge Parties”), in each case, after reasonable inquiry of such individuals’ direct reports.
1.71	“Laws” shall mean any federal, state, local, municipal or foreign statute, law (including common law), code, ordinance, regulation, judgment, decree, injunction, ruling, order, rule, directive, and other official release, technical or other standard, requirement or procedure enacted, adopted, promulgated, applied, entered or imposed by any Governmental Authority.
1.72	“Liability” shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense, claim, demand, suit, settlement, judgment, award, deficiency, guaranty or endorsement of or by any Person of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, secured or unsecured, known or unknown, or otherwise.
1.73	“License Transaction” shall have the meaning set forth in Section 5.6 hereof.
1.74	“Liens” shall mean all encumbrances, security interests, liens (including Tax liens), pledges, charges, encroachments, defects of title, options, rights of first refusal or first offer, mortgages, conditional sales, leases, licenses or other title retention agreements, easements, covenants, or any other restriction or limitation on the use or exercise of any attribute of ownership of any kind, excluding (a) restrictions and limitations generally applicable to all holders of 3.45 GHz Licenses, 600 MHz Licenses or the license types leased pursuant to the Hawaii Lease Agreement; (b) the terms and conditions of the FCC Consent; and (c) any Lien created by virtue of the 3.45 GHz Manager Lease or the Pre-Closing Spectrum Leases or otherwise as a result of (x) any breach of the 3.45 GHz Manager Lease or the Pre-Closing Spectrum Leases by Buyer and (y) Buyer and/or their Affiliates obtaining financing to satisfy Buyer’s obligations pursuant to this Agreement.
1.75	“Litigation” shall mean any action, cause of action, lawsuit, arbitration, mediation, claim, crossclaim, counterclaim, criminal prosecution, governmental investigation, audit, administrative or other proceeding by or before any arbitrator, mediator or other Governmental Authority.
1.76	“Lookback Date” shall have the meaning set forth in Section 3.6.
1.77	“Losses” shall mean, without duplication, all amounts paid with respect to any actions, causes of actions, demands, claims, suits or settlements, judgments, awards, losses, Liabilities, assessments, damages, obligations, fines, Taxes, penalties, charges, deficiencies, costs and expenses (whether such costs and expenses relate to claims asserted by Persons indemnified under this Agreement or by third Persons), including interest, investigation and defense expenses, and reasonable and documented fees and disbursements of counsel, accountants, consultants, and other experts.
1.78	“Material Adverse Change” shall mean, with respect to the Seller Parties, any event, occurrence, fact, condition, change, circumstance or development the effect of which has had, or is reasonably likely to have, a material adverse effect on (a) the Seller Licenses and the Hawaii Lease Agreements (including any underlying Hawaii Licenses), taken as a whole, or (b) the ability of the Seller Parties to enter into or perform their obligations under any of the Transaction Documents; provided, however, that the effects of any of the following, solely to the extent arising following the Effective Date, shall not, alone or in combination, be deemed to constitute, nor be taken into account in determining whether there has been, any such material adverse change: (i) changes in economic, social or political conditions (including any statements or proclamations of public officials) or the financing, banking, currency or capital markets in general in the United States or any other jurisdiction (including interest rate and exchange rate changes, inflationary matters or tariffs or trade wars); (ii) changes in Laws, Orders or any applicable accounting standards or any interpretation thereof; (iii) changes affecting industries, markets or geographical areas in which the Seller Parties conduct their respective businesses with respect to the Seller Licenses; (iv) the negotiation, announcement, execution, pendency or performance of this Agreement or the transactions contemplated hereby; (v) any act of God, weather-related event, natural disaster, force majeure event or other similar event; (vi) any epidemic, pandemic or disease outbreak; (vii) actions expressly required to be taken or omitted pursuant to this Agreement or any of the Transaction Documents, but only to the extent the Seller Parties have requested that Buyer waives the applicable provision(s) of this Agreement or Transaction Documents and Buyer has unreasonably withheld, delayed or conditioned their consent thereto, and any actions taken or omitted at Buyer’s written request to the extent such actions are not otherwise required to be taken or omitted pursuant to this Agreement or any of the Transaction Documents; or (viii) any action taken by Buyer or any of its Affiliates in breach of this Agreement or any of the Transaction Documents; provided, further, that any event, occurrence, fact, condition, change, circumstance or development referred to in clauses (i), (ii), (iii) or (v) of the foregoing shall be taken into account in determining whether a Material Adverse Change has occurred or would reasonably be expected to occur to the extent such event, occurrence, fact, condition, change, circumstance or development has a disproportionate impact on the Seller Licenses or the Hawaii Licenses compared to other similar spectrum assets.
1.79	“May 2021 Indenture” means that certain Indenture, dated May 24, 2021, by and among DISH DBS Corporation, the Guarantors identified therein, and U.S. Bank National Association, as trustee.
1.80	“Minimum Purchase Price” shall have the meaning set forth in Section 7.2(d) hereto.
1.81	“NaaS Agreement” shall mean that certain Network Services Agreement, dated as of July 14, 2021, by and between DISH Wireless L.L.C. and AT&T Mobility LLC (as amended).
1.82	“New Cingular” shall have the meaning set forth in the Recitals.
1.83	“No Conflicts Opinion” shall have the meaning set forth in Section 7.3(j) hereof.
1.84	“Non-Disclosure Agreement” shall have the meaning set forth in Section 6.1 hereof.
1.86	“Non-Recourse Party” shall mean, the current and future equityholders of Buyer Parent and Seller, and, with respect to any Party, any of such Party’s directors, officers, employees, agents, representatives, members, managers, general or limited partners, or assignees (or any former, current or director, officer, employee, agent, representative, member, manager, general or limited partner, or assignee of any of the foregoing).
1.87	“November 2021 Secured Indenture” means that certain Secured Indenture, dated November 26, 2021, by and among DISH DBS Corporation, the guarantors identified therein, and U.S. Bank National Association, as trustee and collateral agent.
1.88	“Omega LPA” means that certain License Purchase Agreement, dated as of February 21, 2025, by and between Omega Wireless, LLC and DISH Wireless L.L.C., as amended by that certain First Amendment to the License Purchase Agreement and Spectrum Leases dated as of March 5, 2025.
1.89	“Order” shall mean any administrative, judicial, quasi-judicial or regulatory decision, award, decree, injunction, judgment, order, restraining order, ruling, or writ of any federal, state, local, foreign or other Governmental Authority.
1.90	“Organizational Documents” shall mean (a) the articles of incorporation and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) the articles of organization or articles of formation and operating agreement of a limited liability company; (e) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; (f) any shareholders’ agreements, voting agreements or other similar Contracts; and (g) any amendment to any of the foregoing.
1.91	“Parties” shall have the meaning set forth in the Recitals.
1.92	“Pending Assignment License” shall have the meaning set forth in Section 2.6(a).
1.93	“Permanent Discontinuance of Service” shall have the meaning set forth in 47 C.F.R. § 1.953(b).
1.94	“Permit” shall mean any approval, authorization, certificate, exemption, filing, franchise, license, permit, variance or similar affirmation of any federal, state, local, foreign or other Governmental Authority to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, assets or business.
1.95	“Person” shall mean any individual, firm, corporation, association, partnership, joint venture, trust, estate, limited liability company, limited liability partnership, Governmental Authority, or other entity or organization (whether or not incorporated).
1.96	“Pre-Closing Spectrum Leases” shall have the meaning set forth in Section 5.7(a) hereof.
1.97	“Protected Information” shall have the meaning set forth in Section 6.5 hereof.
1.98	“RAN” shall mean Radio Access Network.
1.99	“Regulatory Adverse Effect” shall have the meaning set forth in Section 5.3(d).
1.100	“ Release” has the meaning set forth in the Recitals.
1.101	“Representatives” shall mean, with respect to any Person, such Person’s employees, officers, directors, agents, representatives, financial advisors or legal counsel, or such Person’s Affiliates, or any of such Person’s Affiliate’s employees, officers, directors, agents, representatives, financial advisors or legal counsel.
1.102	“Required Regulatory Approvals” shall have the meaning set forth in Section 7.1(b).
1.103	“Seller” shall have the meaning set forth in the Preamble.
1.104	“Seller Additional FCC Waiver” shall mean any waiver, extension or equivalent relief requested from the FCC by the Seller Parties, other than with respect to the Seller Licenses, including, for the avoidance of doubt, with respect to 700E, AWS-3, AWS-4, AWS-2 / H Block and/or CBRS.
1.105	“Seller Bondholder Liabilities” shall mean any Liabilities arising out of or related to the Seller Party Indebtedness Agreements.
1.106	“Seller DBS Notes” means the following series of notes issued by DISH DBS Corporation: (i) 5.75% Senior Secured Notes due 2028 issued pursuant to the November 2021 Secured Indenture, (ii) 5.25% Senior Secured Notes due 2026 issue pursuant to the November 2021 Secured Indenture, (iii) 7.75% Senior Notes due 2026 issued pursuant to the 2016 Indenture, (iv) 7.375% Senior Notes due 2028 issued pursuant to the 2020 Indenture and (v) 5.125% Senior Notes due 2029 issued pursuant to the May 2021 Indenture.
1.107	“Seller Debt Documents” shall mean each of the documents set forth on Schedule 1.107 of this Agreement.
1.108	“Seller Disclosure Letter” shall have the meaning set forth in ARTICLE 3 hereof.
1.109	“Seller Fundamental Representations” shall mean the representations and warranties set forth in Section 3.1 (Organization), Section 3.2 (Authorization; Enforceability), Section 3.5(a) and Section 3.5(b) (Seller Licenses), the first sentence of Section 3.7(a) (FCC Matters), the last sentence of Section 3.7(b) (FCC Matters), Section 3.11 (No Finder Fees), and, solely for the purposes of ARTICLE 9, Section 3.10 (Taxes).
1.110	“Seller Indemnified Persons” shall have the meaning set forth in Section 9.3 hereof.
1.111	“Seller Licenses” shall mean all of the 3.45 GHz Licenses and 600 MHz Licenses licensed to the Seller Parties or pending assignment to the Seller Parties as of the Effective Date, along with all FCC Authorizations, as identified on Exhibit A.
1.112	“Seller Party” and “Seller Parties” shall have the meaning set forth in the Preamble.
1.113	“Seller Party Excluded Asset Event” shall have the meaning set forth in Section 2.4(a) hereof.
1.114	“Seller Party Indebtedness Agreements” shall mean all documents and instruments evidencing or governing indebtedness for borrowed money by Seller and its Affiliates, including any guarantees, security agreements, mortgages, security filings and notes.
1.115	“Seller Regulatory Adverse Effect” shall have the meaning set forth in Section 5.3(d).
1.116	“Settled Claim” shall have the meaning set forth in Section 9.4(d) hereof.

1.117	“Subsidiary” shall mean, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.
1.118	“Tax” or “Taxes” shall mean any or all taxes, duties, assessments, fees, levies, or other charges and impositions in the nature of taxes imposed by a Governmental Authority, including all net income, gross income, gross receipts, net receipts, alternative, sales, use, transfer, franchise, privilege, profits, social security, disability, withholding, payroll, telecommunications, utility user, unemployment, employment, excise, severance, stamp, custom duties, tariffs, property, windfall profits, value added, ad valorem or occupation tax, or any other similar tax, charge or fee, together with any estimated payments, interest, additions or penalties imposed by a Governmental Authority with respect thereto and any interest imposed by a Governmental Authority in respect of such additions or penalties.
1.119	“Tax Return” shall mean any return, report, statement, schedule, notice, form or other document or information filed or required to be filed with a Governmental Authority with respect to any Tax (including any attachments thereto, and any amendment thereof), including any information return, claim for refund, amended return or declaration of estimated Tax.
1.120	“Termination Date” shall have the meaning set forth in Section 10.1(a)(iii) hereof.
1.121	“Third-Party Claim” shall have the meaning set forth in Section 9.4(a) hereof.
1.122	“Transaction Documents” shall mean this Agreement, the Pre-Closing Spectrum Leases, if applicable, the 3.45 GHz Manager Lease, the Extended Hawaii Lease Agreements, and the other instruments, agreements, certificates and documents to be executed and delivered by a party hereto in accordance with the provisions of this Agreement.
1.123	“Transactions” shall mean the transactions contemplated by this Agreement and each of the other Transaction Documents.
1.124	“Transfer Taxes” shall mean all transfer, documentary, sales, use, stamp, recording, value added, registration and other similar Taxes and all conveyance fees, recording fees and other similar charges, including penalties, interest and other charges with respect thereto.
1.125	“Waiver” has the meaning set forth in the Recitals.
1.126	“Willful Breach” means with respect to any representation, warranty, agreement, or covenant expressly set forth in this Agreement, an intentional and willful action or omission (including a failure to cure circumstances) where the individual taking such action (or failing to take such action) on behalf of the Breaching Party knows such action or omission would cause or constitute or would reasonably be expected to result in a material breach of such representation, warranty, agreement or covenant.

ARTICLE 2

PURCHASE AND SALE OF LICENSES

2.1At the Closing, Buyer shall pay or cause to be paid an amount equal to the Closing Purchase Price by wire transfer of immediately available funds to such account(s) as the Seller Parties shall designate no later than two (2) Business Days prior to the Closing Date.

(a)Subject to the terms and conditions of this Agreement, including Section 2.4, and in reliance on the representations, warranties and covenants set forth herein, at the Closing, each Seller Party shall sell, transfer, convey, assign and deliver to the applicable Buyer Assignee Party designated on Exhibit A, and such Buyer Assignee Party agrees to acquire and accept from such Seller Party, all of such Seller Party’s right, title and interest in and to the Seller Licenses, free and clear of all Liens.

(b)At the Closing, Buyer shall pay or cause to be paid an amount equal to the Closing Purchase Price by wire transfer of immediately available funds to such account(s) as the Seller Parties shall designate no later than two (2) Business Days prior to the Closing Date.

2.2No Assumption of Liability. Buyer does not, and will not, assume or be deemed to have assumed under this Agreement or any other Transaction Document, or by reason of any of the Transactions, be obligated or liable for, any Liabilities of Seller, its Affiliates, predecessors, successors, assignors or transferors, whether in connection with the Seller Licenses, the Transactions or otherwise that existed, arose or were incurred, or otherwise pertain to actions, events or circumstances occurring or existing prior to the Closing and all such Liabilities shall continue to be owed by Seller, its Affiliates, predecessors, successors, assignors and transferors. Buyer shall be liable for all Liabilities arising from and after the Closing out of or relating to the ownership, operation or use of the Seller Licenses from and after the Closing and executory obligations applicable to the holder of the Seller Licenses from and after the Closing, except as described in the immediately preceding sentence.

2.3Withholding Tax. Each Party shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law; provided, that the Party entitled to deduct and withhold shall provide at least ten (10) Business Days’ prior notice to the other Party of any intention to deduct and withhold on any payment to the Seller Parties (and to include in such notice the legal authority and the calculation method for the expected deduction or withholding). To the extent that amounts are so deducted and withheld and timely paid over to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which the deduction and withholding was made. The Parties shall use commercially reasonable efforts to cooperate to minimize the amount of any deduction or withholding required to the extent permitted under applicable Law.

2.4Right to Exclude Certain Licenses.

(a)During the period from the Effective Date until the Closing Date:

(i) Buyer, at its option, by written notice to the Seller Parties, may from time to time remove any one or more of (x) the Seller Licenses (an “Excluded License”), or (y) the Hawaii Lease Agreements that would otherwise constitute Extended Hawaii Lease Agreements (an “Excluded Hawaii Lease Agreement,” and, together with any Excluded License, an “Excluded Asset”) if (A) such Excluded Asset is Impaired; (B) there is any Order by any Governmental Authority (including the FCC Consent) that remains in effect two (2) Business Days prior to the earlier of (x) the end of the Initial Extension Period, or (y) the date on which all of the conditions set forth in ARTICLE 7 have been satisfied or waived, other than those conditions that, by their nature, are to be satisfied at Closing, containing a condition that requires Buyer to divest such Seller License or any other FCC Authorization held by Buyer (any such impairment, a “Regulatory Impairment”); or (C) the FCC denies any 600 MHz Build-Out Showings or takes any action to terminate any of the 600 MHz Licenses and such denial or action remains in effect two (2) Business Days prior to prior to (x) the end of the Initial Extension Period, or (y) the date on which all of the conditions set forth in ARTICLE 7 have been satisfied or waived, other than those conditions that, by their nature, are to be satisfied at Closing, or denies the separate extension requests filed in June 2025 with respect to certain 600 MHz Licenses, in each case, with respect to such Excluded Asset (each of clauses (A) through (C), a “Buyer Excluded Asset Event”); and

(ii)the Seller Parties, at their option, by written notice to Buyer, may from time to time remove any one or more of the Excluded Assets if such Excluded Asset is Impaired and the Impairment of such Excluded Asset would otherwise cause any of conditions to Buyer’s obligations to consummate the Transactions pursuant to Section 7.1 or Section 7.3 of this Agreement not to be satisfied (a “Seller Party Excluded Asset Event,” and, together with the Buyer Excluded Asset Events, the “Excluded Asset Events”); provided that no FCC action with respect to the 600 MHz Build-Out Extensions, 600 MHz Build-Out Obligations or 600 MHz Build-Out Showings shall trigger a Seller Party Excluded Asset Event.

(b)The Closing Purchase Price shall be reduced, with respect to each such Excluded Asset, by an amount equal to the portion of the Closing Purchase Price allocated to such Excluded Asset as set forth on

Exhibit A (each such individual allocated amount, the “Exclusion Reduction”); provided that, if Buyer is either (x) in breach of any Buyer Fundamental Representations, or (y) in breach of any other representations, warranties, covenants, or agreements set forth in this Agreement or any of the Transaction Documents, and such breach is the direct cause of any Seller License or Hawaii Lease Agreement to be excluded pursuant to this Section 2.4, then the Closing Purchase Price shall not be reduced by the Exclusion Reduction related to such Excluded Asset.

(c)In the event (1) all of the conditions set forth in ARTICLE 7 have been satisfied or waived, other than those conditions that, by their nature, are to be satisfied at the Closing, (2) one or more Seller Licenses or Hawaii Licenses are determined to be Impaired and (3) the Exclusion Reduction amounts associated with such Seller License or Hawaii License, together with all other Exclusion Reduction amounts, would not result in the Excluded Asset Materiality Threshold being exceeded, then:

(i)the portion of the Closing Purchase Price associated with such Seller License and/or Hawaii License that remain Impaired shall not be paid at Closing; and

(ii)if the Seller Parties cure such Impairment within ninety (90) days after any Seller Party becomes aware of such Impairment, such Excluded Asset shall be transferred to the Buyer Assignee Parties (or their designees) promptly following the date on which such Impairment is fully cured and subject to the satisfaction of the condition set forth in Section 7.2(a) with respect to such Excluded Asset, in exchange for the payment by the Seller Parties of the portion of the Closing Purchase Price allocated to such Seller License or Hawaii License as set forth in Exhibit A.

(d)The Parties understand and agree that for purposes of determining the satisfaction of the condition set forth in Section 7.3(e), any Seller License or Hawaii License that would be deemed to be Impaired but for the provision of the cure period allowing for the Impairment to be cured shall, at the time that all other conditions set forward in ARTICLE 7 have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing) be deemed to be Impaired.

(e)Removal of any Excluded Asset pursuant to this Section 2.4 shall not affect any rights Buyer may have based on any breach of any representation, warranty, covenant or agreement hereunder with respect to any matter relating to such Seller License, Extended Hawaii Lease Agreement or any Seller License arising prior to notice by Buyer to the Seller Parties of the removal of the Seller License or Extended Hawaii Lease Agreement, as applicable, or prior to such Seller License or Extended Hawaii Lease Agreement, as applicable, being deemed an Excluded Asset, as the case may be.

2.5Tax Treatment. The Parties agree that extending the term of each Hawaii Lease Agreement for a period of ninety-nine (99) years qualifies as a sale for all applicable Tax purposes. The Parties agree to report the amounts payable pursuant to this Agreement in a manner consistent with such treatment unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code or any similar state, local or non-U.S. law.

2.6Pending Assignments.

(a)Notwithstanding anything to the contrary in this Agreement, any Seller License that, as of the Effective Date, is subject to a pending assignment as set forth on Exhibit A to a Seller Party (or its Affiliates) and, as of the Closing Date, has not yet been assigned or transferred to such Seller Party (a “Pending Assignment License”) shall:

(i)be excluded from determining the satisfaction of any condition set forth in Article 7, including Section 7.2(d) and Section 7.3(e);

(ii)not be taken into consideration for purposes of the Closing Purchase Price, and the Closing Purchase Price shall be reduced, with respect to each such Pending Assignment License,

by an amount equal to the portion of the Closing Purchase Price allocated to such Pending Assignment License as set forth on Exhibit A;

(iii)not constitute a breach of any representation, warranty, or covenant set forth in this Agreement as a result of the assignment of such Pending Assignment Licenses to the Seller Parties not being consummated at or prior to the Closing; and

(iv)subject to the consummation of the Closing in accordance with the terms of this Agreement and receipt of all required Consents from the Governmental Authorities, be transferred to the Buyer Assignee Parties (or their designees) promptly following the consummation of the applicable assignment to a Seller Party, in exchange for the portion of the Closing Purchase Price allocated to such Pending Assignment License as set forth in Exhibit A.

(b)As of the Effective Date and as of the Closing Date, each of the Seller Parties, jointly and severally, hereby represents and warrants to Buyer with respect to each Pending Assignment License only the representations and warranties set forth in Sections 3.5(c), 3.7(a), 3.7(b), the first sentence of 3.7(c), 3.7(f), and 3.7(g), and no other representations or warranties are being made regarding the Pending Assignment License.

(c)Notwithstanding any other provisions to the contrary, if and to the extent that the subject matter of a representation or warranty in Article 3 relates to a Pending Assignment License in respect of a period during which such Pending Assignment License was not directly or indirectly owned by any Seller Party, such representation or warranty will be deemed not to apply, with respect to such applicable Pending Assignment Licenses during such period of Seller Party non-ownership.

(d)For the avoidance of doubt, any Seller License that is a Pending Assignment License for the purposes of this Section 2.6 shall not be treated as an Excluded License pursuant to Section 2.4.

(e)If (i) the 3.45GHz Licenses listed on Exhibit A-1 remain owned by a Seller Party at the Closing and the Omega LPA has been terminated at or prior to the Closing, or (ii) the Omega LPA is terminated after the Closing, then such 3.45GHz Licenses shall be treated as Seller Licenses and, subject to the terms of Section 2.4 hereof, Buyer shall pay in the aggregate to the Seller Parties an amount equal to $177,604,060.00 in respect of such 3.45GHz Licenses, as follows: in the case of clause (i), at the Closing, and in the case of clause (ii), within five (5) Business Days after receipt of notice from the Seller Parties of the termination of the Omega LPA to the Buyer Parties.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES

Except as disclosed in the corresponding section of the confidential letter delivered by the Seller Parties to Buyer on the Effective Date (the “Seller Disclosure Letter”), each of the Seller Parties, jointly and severally, hereby represents and warrants to Buyer as of the date hereof and as of the Closing Date as follows:

3.1Organization. Each Seller Party is duly formed and organized, validly existing and in good standing (to the extent the concept is recognized by the applicable jurisdiction) under the Laws of its jurisdiction of incorporation, with full power and authority to own, lease and operate its properties and assets (including the Seller Licenses and the Hawaii Licenses held by such Seller Party) and to carry on its business as it is now being conducted, to execute, deliver and, subject to obtaining the FCC Consent and any other required Consents, to perform its obligations under this Agreement and the other Transaction Documents and to consummate the Transactions. Each Seller Party is duly qualified to do business as a foreign corporation in each jurisdiction where the nature of the assets held by it or the nature of the businesses conducted by it make such qualification necessary, except in each case where the failure to do so would not have or reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

3.2Authorization; Enforceability. The execution, delivery and performance by each Seller Party of this Agreement and each of the other Transaction Documents to which such Seller Party is a party have been duly and validly authorized and approved by all necessary action on the part of such Seller Party. This Agreement has been duly executed and delivered and is, and each of the other Transaction Documents when executed and delivered will be, a legal, valid and binding obligation of each Seller Party, enforceable against each such Seller Party in accordance with its terms subject to the Enforceability Exceptions. Other than with respect to wholly-owned Subsidiaries of Seller, no Seller Party requires the approval of its equityholders for the Transactions. The Transactions do not constitute a sale of substantially all of the assets of Seller.

3.3No Violation or Conflict. Neither the execution nor delivery of this Agreement or the other Transaction Documents, nor the consummation of any of the Transactions contemplated hereby or thereby, nor compliance with or fulfillment of the terms, conditions and provisions hereof will:

(a)violate or conflict with, result in a breach of the terms, conditions or provisions of, or constitute a Default under: (i) the Organizational Documents of any Seller Party or any of its Affiliates; (ii) any material Contract or material Permit to which any Seller Party or any of its Affiliates is a party or by which it is bound, including the Seller Party Indebtedness Agreements; (iii) any Order to which any Seller Party or any of its Affiliates is a party or by which it is bound; or (iv) any Laws to which such Seller Licenses, the Hawaii Licenses, any Seller Party or any of its Affiliates are subject, except, to the extent applicable, 47 C.F.R. § 27.1606(a) and 47 C.F.R. § 1.9020(m); or

(b)except for the Required Regulatory Approvals, the FCC Lease Notifications, and any post-Closing notifications required by the FCC, require any Consent of, or the making by any Seller Party or any of its Subsidiaries of any notice to or declaration, filing or registration with, any Governmental Authority or other Person; or

(c)result in the creation or imposition of any Lien on any Seller License or Hawaii License.

3.4Litigation; Orders. Except for proceedings affecting the wireless communications services industry generally or 600 MHz or 3.45 GHz licenses or licensees generally, as of the date hereof, there is no pending or, to the Seller Parties’ Knowledge, threatened Litigation (at law or in equity or admiralty) or Order against, relating to or involving any Seller Party or any of its Subsidiaries that (a) relates to or involves the Seller Licenses or the Hawaii Licenses or questions or contests the validity of any Seller Party’s qualification to hold any Seller License or Hawaii License, (b) would reasonably be expected to impose any fine, sanction, penalty, forfeiture, damage or contribution in connection with the ownership or use of any Seller License or Hawaii License, (c) would reasonably be expected to result in the revocation, cancellation, non-renewal, suspension or material adverse modification of any Seller License or Hawaii License or (d) would reasonably be expected to result in a Material Adverse Change. No Seller Party or any of its Affiliates is a party to or bound by any Order that affects, relates to or involves any Seller License or Hawaii License.

3.5Seller Licenses; Hawaii Licenses.

(a)The Seller Parties are the exclusive, authorized and legal license holders of the Seller Licenses and the Hawaii Licenses, and hold good and marketable title to the Seller Licenses and the Hawaii Licenses, free and clear of all Liens.

(b)Upon consummation of the Closing, subject to receipt of the Required Regulatory Approvals, the Buyer Assignee Parties (i) will be the license holders of the Seller Licenses assigned at Closing (excluding, for the avoidance of doubt, any Excluded License) and (ii) will be conveyed good and marketable title to all Seller Licenses (excluding, for the avoidance of doubt, any Excluded License) free and clear of all Liens.

(c)None of the spectrum covered by the Seller Licenses or the Hawaii Licenses is subject to any lease or other agreement or arrangement with any third party (other than Buyer), including any agreement giving any third party any right to use such spectrum.

(d)There are no Liabilities of any Seller Party or any Subsidiary thereof (whether matured or unmatured, direct or indirect, or absolute, contingent or otherwise), whether related to, associated with, or attached to, any Seller License, Hawaii License or otherwise to which Buyer or any of its Affiliates will be subject from and after the Closing as a result of the consummation of the Transactions other than Liabilities arising out of Buyer’s ownership or operation of such Seller Licenses or the Hawaii Lease Agreements from and after the Closing.

3.6Compliance with Laws; Permits; Contracts. Since the date set forth on Schedule 3.6 of the Seller Disclosure Letter with respect to each Seller License or Hawaii License representing such date that the Seller Licenses or Hawaii Licenses were first issued or transferred to the respective Seller Party or its Affiliates (the “Lookback Date”), the Seller Parties and their Affiliates have complied in all material respects with all Laws which are applicable to the Seller Licenses, the Hawaii Licenses or to the Seller Parties’ ownership, operation and holding thereof (including the Communications Act and all FCC Rules). Each Seller Party is in compliance with all applicable FCC-imposed performance and continuity-of-service requirements with respect to the Seller Licenses and the Hawaii Licenses held by such Seller Party and, since the Lookback Date, has timely filed with the FCC all material requisite notices with respect to that compliance. As of the Effective Date, no Seller Party nor any Affiliate of any Seller Party has received any written notice or communication from any Governmental Authority of non-compliance with any such Laws which has not been fully cured as of the Effective Date. The Seller Parties are qualified under the FCC Rules and the Communications Act to hold the Seller Licenses and the Hawaii Licenses and, subject to the receipt of the Required Regulatory Approvals and any post-Closing notifications required by the FCC, convey the Seller Licenses to the Buyer Assignee Parties. The Seller Parties and their Affiliates possess all material Permits necessary for the lawful ownership of the Seller Licenses and are in material compliance with all such Permits.

3.7FCC Matters.

(a)The Seller Licenses and the Hawaii Licenses are validly held in the applicable Seller Party’s name as shown on Exhibit A, and, except with respect to the Seller Licenses as contemplated by any Pre-Closing Spectrum Lease, no other Person has any right, title or interest in or with respect to any Seller License or Hawaii License. Since the Lookback Date, each Seller License and Hawaii License has met all performance requirements necessary to obtain renewals. As of the date hereof, there are no existing applications, petitions to deny or complaints or proceedings pending or, to such Seller Party’s Knowledge, threatened, before the FCC or any other tribunal, Governmental Authority relating to any of the Seller Licenses or Hawaii Licenses or which otherwise will or would reasonably be expected to adversely affect any such Seller License or Hawaii License, other than proceedings affecting the wireless telecommunications industry, 3.45 GHz licenses generally, 600 MHz licenses generally or the license types leased pursuant to the Hawaii Lease Agreement generally. Since the Lookback Date and as of the date hereof, no Governmental Authority has, to such Seller Party’s Knowledge, threatened to terminate, fail to renew or suspend any of such Seller Licenses or Hawaii Licenses.

(b)Schedule 3.7(b) of the Seller Disclosure Letter sets forth a true, correct and complete list in all material respects of the 600 MHz Build-Out Obligations applicable to the 600 MHz Licenses. All 600 MHz Build-Out Showings filed with the FCC as of the Effective Date are true, correct and complete in all material respects. As of the date hereof, there is no event, condition or circumstance which would reasonably be expected to preclude any Seller License from being renewed in the ordinary course. The Seller Licenses and Hawaii Licenses (x) were granted or renewed on the dates specified on Exhibit A and (y) will expire on the expiration dates specified on Exhibit A. Exhibit A also sets forth, with respect to each Seller License and each Hawaii License, the true and correct (subject to de minimis inaccuracies) (i) FCC call sign, (ii) authorized frequencies, (iii) geographic market area and (iv) frequency block.

(c)Each Seller License and Hawaii License is a regular license and not an experimental, special temporary, demonstration or developmental authorization issued by the FCC. Schedule 3.7(c) of the Seller Disclosure Letter sets forth a complete and accurate description, in all material respects, of all services being provided by the Seller Parties under the Seller Licenses and the Hawaii Licenses, and all other activities for which the Seller Parties are using the Seller Licenses and the Hawaii Licenses. Except as contemplated by any Pre-Closing Spectrum Lease, since June 14, 2025, each Seller Party has continued to provide services and radiate a radiofrequency signal in the applicable geographic area designated on Exhibit A for any 600 MHz License at least to the extent required by Section 27.14 of the FCC Rules, and each Seller Party has not had a Permanent Discontinuance of Service with respect to any 600 MHz License.

(d)Since the Lookback Date, the Seller Parties and their Affiliates have performed in all material respects all of their respective obligations required to have been performed under the Seller Licenses and the Hawaii Licenses. There is no material Default under any Seller License or any Hawaii License, nor has any Seller Party received any written notice of any such Default, which permits or, after notice or lapse of time or both, would reasonably be expected to permit revocation, cancellation, non-renewal, suspension or adverse modification of any Seller License or Hawaii License, or which might adversely affect the rights of any Seller Party or Buyer under any Seller License or Hawaii License. Each Seller License and Hawaii License is valid and in full force and effect without condition (except conditions applicable to holders of 3.45 GHz licenses generally, 600 MHz licenses generally or the license types leased pursuant to the Hawaii Lease Agreement generally), has been granted or renewed by the FCC by Final Order and authorizes, without further Consent from the FCC, construction and operation in the geographic area designated on Exhibit A.

(e)All reports and other documents required to be filed by the Seller Parties or their Affiliates with the FCC or other Governmental Authorities with respect to the Seller Licenses have been timely filed and are complete and correct in all material respects. No Seller Party nor any of its Affiliates has made any material misstatements of fact, or omitted to disclose any material fact, to any Governmental Authority or in any material report, document or certificate filed therewith.

(f)There is no debt or other payment existing, outstanding, or owing to the FCC or any Governmental Authority with respect to any Seller License or Hawaii License or by reason of the ownership or operation thereof. All payments, debts, fees and contributions required to be paid to the FCC or any other Governmental Authority by the Seller Parties or their Affiliates with respect to the Seller Licenses and the Hawaii Licenses have been timely paid. No unjust enrichment payments will be assessed by reason of the application of Section 1.2111 of the FCC Rules to the assignment of the Seller Licenses contemplated hereunder.

(g)As of the Effective Date, no Seller License or Hawaii License has been modified in any material respect, including through disaggregation or partition, and there is no pending or planned application or request by the Seller Parties to modify the Seller Licenses.

(h)Prior to the Effective Date, the Seller Parties have made available to Buyer true, correct and complete copies of all material written correspondence with the FCC or any other Governmental Authority relating to the Seller Licenses or the Hawaii Licenses that have been made since January 1, 2024.

3.8Hawaii Lease Agreements. As of the Effective Date, the representations and warranties made by the Seller Parties and their Affiliates in each Hawaii Lease Agreement remain true and correct in all material respects.

3.9Interference Consents. As of the Effective Date, no Seller Party nor any of their Affiliates have entered into any Interference Consent with respect to the Seller Licenses or the Hawaii Licenses.

3.10Taxes.

(a)All material Tax Returns required to be filed by the Seller Parties and their Affiliates with respect to the Seller Licenses or Hawaii Licenses have been timely filed with the appropriate Governmental Authorities, and all such Tax Returns are true, correct and complete in all material respects.

(b)All material Taxes with respect to the Seller Licenses or Hawaii Licenses required to be paid by the Seller Parties and their Affiliates (whether or not shown on any Tax Return) have been timely paid.

(c)There are no Liens for Taxes on any of the Seller Licenses or Hawaii Licenses (other than Liens for Taxes that are not yet due and payable).

(d)The Seller Parties and their Affiliates have not received any notice of assessment or proposed assessment in connection with any Taxes with respect to the Seller Licenses or the Hawaii Licenses, and there are no pending or threatened disputes, claims, audits or examinations regarding any Taxes with respect to the Seller Licenses or the Hawaii Licenses.

(e)The Seller Parties and their Affiliates have not waived any statute of limitations in respect of any Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, in each case, with respect to any Seller License or Hawaii License.

Notwithstanding anything to the contrary in this Agreement, (i) the sole and exclusive representations and warranties made by the Seller Parties with respect to Taxes are set forth in this Section 3.10 and (ii) the Seller Parties are not making, hereby disclaim and shall have no liability hereunder for, any representations or warranties with respect to Taxes for taxable periods (or portions thereof) beginning after the Closing Date.

3.11No Finder Fees. No broker, finder, agent, financial advisor or other intermediary has acted on behalf of the Seller Parties or any of their Affiliates in connection with the Transactions or is entitled to payment in connection herewith.

3.12No Other Representations and Warranties. Except for the representations and warranties contained in Section 2.6(b) and this ARTICLE 3, (a) Buyer acknowledges that neither the Seller Parties nor any other Person has made any other express or implied representation or warranty, whether with respect to any Seller Party, Seller License, Hawaii Lease Agreement or otherwise, in connection with the Transactions, and (b) Buyer hereby disclaims all reliance on any other representation, warranty, statement, or information made, communicated, or furnished (orally or in writing) to the Seller Parties or their respective Affiliates or representatives (including any opinion, information or advice that may have been or may be provided or made available to the Seller Parties by any member, manager, director, officer, employee, agent, consultant, or representative of Buyer) in connection with the Transactions.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to the Seller Parties as of the date hereof and as of the Closing Date as follows:

4.1Organization. Buyer is duly formed and organized, validly existing and in good standing (to the extent the concept is recognized by the applicable jurisdiction) under the Laws of its jurisdiction of organization, with full power and authority to execute, deliver and, subject to obtaining the FCC Consent and any other required Consents, to perform its obligations under this Agreement and the other Transaction Documents and to consummate the Transactions. Buyer has the full corporate power and authority to carry on the businesses as now conducted by it and to own, lease and operate its properties and assets.

4.2Authorization; Enforceability. The execution, delivery and performance by Buyer of this Agreement and each of the other Transaction Documents to which Buyer is a party have been duly and validly authorized and approved by all necessary action on the part of Buyer. This Agreement is, and each of the other Transaction Documents when executed and delivered will be, a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms subject to the Enforceability Exceptions. Each Buyer Assignee Party is legally qualified under the Communications Act, and the FCC Rules (a) to hold and receive FCC licenses generally, and (b) subject to receipt of the FCC Consent, to hold and receive the Seller Licenses, upon the consummation of the Transactions.

4.3No Violation or Conflict. Neither the execution nor delivery of this Agreement or the other Transaction Documents, nor the consummation of any of the Transactions contemplated hereby or thereby, nor compliance with or fulfillment of the terms, conditions and provisions hereof will:

(a)violate or conflict with, result in a breach of the terms, conditions or provisions of, or constitute a Default under: (i) the Organizational Documents of Buyer or any of its Affiliates; (ii) any Order to which Buyer or any of its Affiliates is a party or by which it is bound; (iii) any Laws affecting Buyer or any of its Affiliates is a party or by which it is bound, or (iv) any material Contract or Permit to which Buyer or any of its Affiliates is a party or by which it is bound, in each case, that would prevent or would reasonably be expected to impair or delay the ability of Buyer to consummate the transactions contemplated by this Agreement; or

(b)except for the FCC Consent and as required by the HSR Act, require any Consent of, or the making by Buyer or any of its Affiliates of any notice to or declaration, filing or registration with, any Governmental Authority or other Person.

4.4Litigation; Orders. There is no pending or, to Buyer’s Knowledge, threatened Litigation or Order against or relating to Buyer or any of its Affiliates that would prevent or would reasonably be expected to impair or delay the ability of Buyer to consummate the transactions contemplated by this Agreement.

4.5Available Funds. Buyer will have available to it as of the Closing funds sufficient to timely satisfy all of Buyer’s obligations under this Agreement, including Buyer’s payment obligations under Section 2.1(b) and all fees and expenses of Buyer related to the Transactions. Buyer understands and acknowledges that under the terms of this Agreement, Buyer’s obligation to consummate the Transactions is not in any way contingent upon or otherwise subject to Buyer’s consummation of any financing arrangements, Buyer’s obtaining of any financing (debt or equity) or the availability, grant, provision, or extension of any financing (debt or equity) to Buyer or Buyer Parent. There are no bankruptcy, insolvency, reorganization or receivership proceedings pending against, being contemplated by or threatened in writing against Buyer.

4.6No Finder Fees. Other than Jefferies LLC, no broker, finder, agent, financial advisor or other intermediary has acted on behalf of Buyer or any of its Affiliates in connection with the Transactions or is entitled to payment in connection herewith.

4.7Access. Buyer and its Representatives have (i) been given sufficient access to the assets, books, records, and Contracts of the Seller Parties to the extent such information is related to the Seller Licenses, and have been given a reasonable opportunity to meet with officers and other Representatives of the Seller Parties for the purpose of investigating and obtaining information regarding the Seller Licenses and (ii) made its own inquiry and investigation into, and based thereon Buyer has formed an independent judgment concerning, the Transactions.

4.8No Other Representations and Warranties. Except for the representations and warranties contained in this ARTICLE 4, the Seller Parties acknowledge that neither Buyer nor any other Person has made any other express or implied representation or warranty, whether with respect to Buyer, any Seller License, any Hawaii Lease Agreement or otherwise, in connection with the Transactions, and (b) Buyer hereby disclaims all reliance on any other representation, warranty, statement, or information made, communicated, or furnished (orally or in writing) to the Seller Parties or their respective Affiliates or representatives (including any opinion, information or advice that may have been or may be provided or made available to the Seller Parties by any member, manager, director, officer, employee, agent, consultant, or representative of Buyer) in connection with the Transactions.

ARTICLE 5

COVENANTS

5.1Access to Information.

(a)Pre-Closing Access. Between the Effective Date and the Closing Date, the Seller Parties shall, subject to applicable Laws, afford Buyer reasonable access to the books, records and other information available in the ordinary course of business relating to the Seller Licenses and the Hawaii Licenses, as well as to pertinent personnel of the Seller Parties, and the Seller Parties shall promptly furnish all such information concerning the Seller Licenses or the Hawaii Licenses as Buyer may reasonably request for a reasonable business purpose; provided, however, that Buyer and its Representatives shall conduct any such permitted activities in such a manner as not to interfere unreasonably with the business or operations of any Seller Party in any material respect; provided, further, however, that (i) no Seller Party shall be required to provide such access or information if Seller determines, in its reasonable judgement, that doing so could (A) violate applicable Law, an applicable Order or a Contract; (B) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege or (C) protect trade secrets or other competitively sensitive information (collectively, the “Access Restrictions”) (it being understood that the Seller Parties shall use commercially reasonable efforts to provide such access or information in a manner that does not violate any such Law, Order or Contract or jeopardize any such privilege or protection or to make reasonable substitute arrangements available). All such information provided pursuant to this Section 5.1 shall be subject to the confidentiality provisions set forth in ARTICLE 6 hereof.

(b)Post-Closing Access. Subject to applicable Law, from and after the Closing and until the date that is seven (7) years from the Closing Date, the Seller Parties shall retain, or cause to be retained, and, subject to the Access Restrictions, shall provide or make available, or cause to be provided or made available, to Buyer, at Buyer’s cost, as promptly as reasonably practicable after written request therefor, any books, records and other information (or a copy thereof) in the possession or under the control of any such Seller Party or any of its Affiliates to the extent that such requested information (i) is available in the ordinary course of business and reasonably relates to the Seller Licenses or the Hawaii Licenses (solely to the extent related to the period prior to the Closing), and (ii) is reasonably required by Buyer (or its Affiliates’) to comply with any obligation imposed by applicable Law or any Governmental Authority.

5.2Covenants with Respect to Satisfaction of Closing Conditions; Cooperation. Without limiting any of the obligations of the Parties hereunder, but subject to the terms and conditions set forth in this Agreement, including Section 5.3(d) of this Agreement, each of the Parties to this Agreement and their respective Representatives shall use their reasonable best efforts to cooperate with each other and their respective Representatives in connection with any actions that are advisable or required to be taken as part of their respective obligations under the Transaction Documents, and the Parties hereto shall use their reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to consummate the Transactions and to fulfill their respective obligations under the Transaction Documents as promptly as reasonably practicable, but, in any event, prior to the Termination Date, including the use of reasonable best efforts (a) to obtain the FCC Consent, (b) to comply with and to obtain expiration or early termination of the waiting period under the HSR Act, (c) to obtain any other necessary Consents and (d) to cause the other conditions of the Parties set forth in ARTICLE 7 to be satisfied.

5.3FCC Consent and HSR Notification.

(a)Each of the Seller Parties, on the one hand, and Buyer, on the other hand, covenant and agree to prepare and file, and to cause their Affiliates to cooperate in preparing and filing, (1) at a time to be solely determined by Buyer after reasonable consultation with the Seller Parties all necessary applications and notices required to comply with the HSR Act and any other applicable Laws, and (2) as promptly as practicable, but in no event later than twenty (20) Business Days after the Effective Date (i) the FCC Assignment Applications, (ii) the FCC Lease Notifications, and (iii) applications seeking any other necessary Consents or Permits (it being understood that, in each case with respect to clause (2) of this

Section 5.3(a), the failure to file within such twenty (20) Business Day period shall not constitute a breach of this Agreement so long as such filings are made as promptly as reasonably practicable thereafter). Notwithstanding anything to the contrary herein, neither Party hereto nor any of its Affiliates shall make any filing with the FCC that would reasonably be expected to adversely affect the Seller Licenses or the Hawaii Licenses.

(b)The FCC Assignment Applications, FCC Lease Notifications, and any supplemental information furnished in connection therewith shall be in substantial compliance with the FCC Rules for filing such applications, and shall contain such showings, information and requests for waivers as shall be reasonably appropriate. In the event that any information in the FCC Assignment Applications, FCC Lease Notifications, or any such supplemental information furnished in connection therewith is deemed confidential by either Party, the Parties shall use their reasonable best efforts to maintain the confidentiality of the same, and the Parties shall seek FCC Authorization to withhold such information from public view.

(c)To the extent permitted by applicable Law and subject to the confidentiality obligations in ARTICLE 6, the Seller Parties, on the one hand, and Buyer, on the other hand, shall (i) furnish to the FCC all information required for inclusion in the FCC Assignment Applications, FCC Lease Notifications, and any other application or filing to be made by it in connection with the Transactions as promptly as reasonably practicable and in accordance with Section 5.3(a); (ii) keep the other Party promptly apprised of all material communications (and provide each other with copies of all written communications) with any Governmental Authorities and the status of other matters relating to completion of the Transactions; (iii) promptly deliver to the other Party any notice, inquiry or requests for additional or supplemental information received by it from the FCC or any Governmental Authority with respect to any of the filings made pursuant to Section 5.3(a), the Seller Licenses or any other aspect of the Transactions or any other Transaction Document except for any such communications or information provided by the Department of Defense with respect to 3.45 GHz license coordination; (iv) cooperate in good faith with the other Party in formulating a response to any such notice, inquiry or request indicated in clause (iii) of this Section 5.3(c); (v) as promptly as practicable, and subject to the terms and conditions of this Agreement and applicable Law, comply with any such notice, inquiry or request indicated in clause (iii) of this Section 5.3(c) and provide any additional or supplemental information available and reasonably requested in connection with any filings made hereunder; (vi) consult and cooperate with each other in good faith in connection with, and provide each other with reasonable advance opportunity to review and comment upon (and each will consider in good faith the comments of the other in connection with), any filing, registration, declaration, notice, analysis, appearance, presentation, memorandum, brief, argument, opinion, proposal or other communication, oral or written, made or submitted to any Governmental Authority regarding the Transactions; and (vii) consult with the other Party in advance of any meeting or material communications with any Governmental Authority relating to the Transactions. To the extent permitted by applicable Law, no Party or its Affiliates shall participate in any meeting or discussion expected to address substantive matters related to the Transactions, either in person or by telephone (or otherwise remotely), with any Governmental Authority in connection with the Transactions unless, to the extent not prohibited by such Governmental Authority, it provides the other Party with reasonable advance notice and a reasonable opportunity to attend and participate. Notwithstanding anything to the contrary in this Agreement, after reasonable consultation with the Seller Parties, including without limitation providing the Seller Parties with reasonable advance opportunity to review and comment, and considering in good faith the Seller Parties’ reasonable comments, Buyer shall have the right to (x) direct all matters with respect to seeking to obtain any authorization, consent, order, or approval, and making any filing, under any applicable antitrust, competition, telecommunications, foreign investment, or similar applicable laws relating to the Seller Licenses or the Transactions, including the right to direct the strategy before the antitrust and telecommunication authorities and any antitrust or telecommunications defense of the Transactions, and (y) determine whether to (A) withdraw and refile any filing under the HSR Act in connection with the Transactions and (B) commit to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period or enter into similar timing agreement with respect to the Transactions, and the

Seller Parties shall, and shall cause their Affiliates to, take all reasonable actions to support Buyer in connection with effectuating the matters and determinations described in clauses (x) and (y).

(d)Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall require (A) Buyer or any of its Affiliates to (1) propose, negotiate, offer to take, offer to commit to take, refrain from taking, take or commit to take any action or agreeing to any contractual or other concessions with, or any restriction or condition imposed by, any Governmental Authority (including any divestiture or agreement to hold assets separate) that relates to (I) the assets, businesses, properties, financial condition or results of operations of Buyer Parent and its Affiliates, or (II) the Seller Licenses and Hawaii Lease Agreements, provided, however, that with respect to matters included in this clause (II), Buyer shall only be required to accept such actions, conditions, restrictions, or concessions that would result in a Seller License or Hawaii License being subject to a Regulatory Impairment that does not result in an aggregate Exclusion Reduction exceeding the Excluded Asset Materiality Threshold, (2) refrain from entering into, alter or abandon any of Buyer’s or any of its Affiliates’ existing or future transactions with any other Person, including any lease or acquisition of other FCC licenses or spectrum rights (or businesses or Persons that own such lease, license or rights), (3) make any payments to any Governmental Authority (other than ordinary and customary application or filing fees) or (4) amend or modify any existing Contract of Buyer, or enter into any new Contract with the Seller Parties or any other third party, provided, however, that with respect to the NaaS Agreement, Buyer shall be required to accept (i) the codification of the NaaS Agreement into an Order and (ii) conditions and modifications that are, in the aggregate, de minimis (any such action or event, a “Buyer Regulatory Adverse Effect”) or (B) any Seller Party or any of its Affiliates to propose, negotiate, offer to take, offer to commit to take, take or commit to take any action if such action relates to the assets, businesses, properties, financial condition or results of operations of Seller and its Affiliates; provided, however, that any Seller Party shall be required to take all actions and agree to all conditions as may be necessary or appropriate to consummate the Transactions as may be required by the FCC or any other Governmental Authority unless such actions or conditions would, individually or in the aggregate, reasonably be expected to result in a material adverse effect on the assets, businesses, properties, financial condition or results of operations of the wireless and direct to devices businesses of Seller and its Affiliates, taken as a whole, after giving effect to the Transactions (a “Seller Regulatory Adverse Effect” and, together with a Buyer Regulatory Adverse Effect, a “Regulatory Adverse Effect”). For the avoidance of doubt, neither (i) any Seller Party’s non-receipt of any Seller Additional FCC Waiver nor (ii) any Excluded Asset Event shall constitute a Regulatory Adverse Effect.

(e)Except as set forth in Section 5.4 below, nothing in this Agreement shall prevent or limit in any way, or impose any obligation with respect to, or impose any condition upon, the right or ability of either Party or any of their respective Affiliates to enter into a spectrum license auction or acquire spectrum licenses at auction, or to acquire, sell, lease or take any other action with respect to spectrum licenses.

5.4Operations Prior to Closing.

(a)Except as (w) expressly set forth in Schedule 5.4(a) of the Seller Disclosure Letter, (x) consented to in writing in advance by Buyer (such consent not to be unreasonably withheld, conditioned or delayed), (y) required by applicable Law or Order, or (z) otherwise expressly permitted or required by the terms of this Agreement (including as contemplated by the Pre-Closing Spectrum Leases), at all times prior to the Closing, the Seller Parties shall:

(i) maintain the Seller Licenses and the Hawaii Licenses in full force and effect and in good standing and retain control of the Seller Licenses and the Hawaii Licenses until the Closing Date;

(ii)timely comply in all material respects with the Communications Act, the FCC Rules, including the filing of any required FCC reports and documents (including filings related to any performance of continuity-of-service requirements, such as with respect to the 600 MHz Build-Out Obligations), and all other applicable Laws relating to the Seller Licenses and Hawaii Licenses and their use;

(iii)perform all of its obligations required to be performed under the Seller Licenses or the Hawaii Licenses;

(iv)to the extent required by the FCC or the Department of Justice, continue in all material respects to provide at least the same amount of signal coverage and offer service to at least the same geographic area, in each case, where they are provided as of the Effective Date until five (5) Business Days prior to the Closing; and

(v)no later than five (5) Business Days prior to the earlier to occur of the Closing or the commencement of the Pre-Closing Spectrum Lease, clear all operations from the spectrum associated with the Seller Licenses.

(b)Except as (x) expressly set forth in Schedule 5.4(b) of the Seller Disclosure Letter, (y) required by applicable Law, Order or any Governmental Authority, or (z) otherwise expressly permitted or required by the terms of this Agreement (including as contemplated by the Pre-Closing Spectrum Leases), the Seller Parties and their Affiliates shall not, without the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed):

(i)directly or indirectly transfer, sell, lease, license, sublease, sublicense, grant rights with respect to, transfer or otherwise dispose of, mortgage or pledge, or impose or suffer to be imposed any Lien on, any of the Seller Licenses or Hawaii Licenses or any interest therein;

(ii)directly or indirectly waive or relinquish any right or claim with respect to any Seller Licenses or Hawaii Licenses;

(iii)seek or permit any assignment, modification, partition or disaggregation of the Seller Licenses or Hawaii Licenses;

(iv)enter into any Contract on or with respect to spectrum capacity under the Seller Licenses or any Interference Consent in connection with the Seller Licenses except for the types of Contracts or Interference Consents entered into in the ordinary course of business of the Seller Parties so long as any such Contract or Interference Consent validly terminates or at or prior to the Closing; or

(v)enter into any Contract with respect to any of the foregoing.

5.5Notification of Certain Matters.

(a)From the Effective Date through the Closing or the date on which this Agreement is validly terminated pursuant to Section 10.1, each Party shall, as promptly as reasonably practicable, notify the other Party of (a) any Litigation initiated, pending or, to the Knowledge of such Party, threatened, with respect to any Seller License or that challenges any of the Transactions or that threatens to materially delay their consummation, (b) any notice or other communication from any Governmental Authority or other Person alleging that the Consent of such Governmental Authority or other Person is required in connection with the Transactions, and (c) any circumstance, occurrence, fact, event or development causing, or which would reasonably be expected to cause, a breach of any of the representations, warranties or covenants of such Party in this Agreement, which breach would give rise to the failure of a condition in Section 7.2(a) or Section 7.3(a), as applicable.

(b)The Seller Parties shall, as promptly as reasonably practicable after becoming aware thereof, notify Buyer of any fact, circumstance, occurrence, condition, act, event, omission, notice or inquiry with respect to the Seller Licenses that has had, or would reasonably be expected to, result in any Impairment of any of the Seller Licenses or the Hawaii Licenses.

5.6Exclusivity. Following the date of this Agreement through the earlier of (x) the Closing and (y) the termination of this Agreement pursuant to Section 10.1, each Seller Party, on behalf of itself and its Affiliates, agrees that such Seller Party shall not, and shall cause its officers, directors, managers, employees, agents or representatives not to, (i) solicit, initiate, or knowingly encourage any proposal or offer from any Person (other than Buyer) relating to the acquisition, sale or disposition of any Seller Licenses (a “License Transaction”), (ii) engage in, continue or otherwise participate in any discussions, communications or negotiations with any third party concerning a License Transaction; (iii) enter into any agreement or agreement in principle (in each case, whether written or oral) with any third party concerning a License Transaction; or (iv) otherwise knowingly facilitate any effort or attempt by any third party to make a proposal or offer concerning a License Transaction; provided; however, that nothing herein shall limit the Seller Parties’ right to sell or dispose of any Excluded Licenses.

5.7Spectrum Leases.

(a)Following the date of this Agreement through the earlier of (x) the Closing and (y) the valid termination of this Agreement pursuant to Section 10.1, the Parties may, at the option of Buyer and in Buyer’s sole discretion, enter into one or more pre-Closing spectrum manager lease agreements, substantially in the form attached hereto as Exhibit F, pursuant to which the Seller Parties will lease to Buyer the spectrum covered by the Seller Licenses relating to any or all of the spectrum covered by (x) 3.45 GHz, or (y) solely in geographic markets where the Seller Parties or their Affiliates do not operate a RAN utilizing 600 MHz as of any date between the Effective Date and the Closing Date, and, subject to FCC approval under the FCC T-Mobile/Sprint Order to the extent necessary, 600 MHz (collectively, the “Pre-Closing Spectrum Leases”). The Pre-Closing Spectrum Leases will be entered into for the nominal consideration set forth therein (it being understood that execution of this Agreement also comprises the consideration for the Pre-Closing Spectrum Leases) and pursuant to the other terms and conditions therein. The Pre-Closing Spectrum Leases will grant to the applicable lessee exclusive use of the spectrum covered by such Seller Licenses until the earlier of (x) the Closing and (y) the valid termination of this Agreement pursuant to Section 10.1 (except as otherwise provided therein).

(b)The Parties shall reasonably cooperate and use commercially reasonable efforts to promptly prepare and file with the FCC all forms and related exhibits, certifications and other documents necessary to satisfy the FCC’s requirements for “spectrum manager” lease notifications under the FCC Rules and allow the Pre-Closing Spectrum Leases to commence in accordance with the terms thereof, including, without limitation, the FCC’s approval of leases of 600 MHz Licenses under the FCC T-Mobile/Sprint Order to the extent necessary.

5.8Seller Debt Documents. The Seller Parties shall (i) obtain and deliver to Buyer (A) at least three (3) Business Days prior to the Closing, with respect to each of the DBS Tranche, the EchoStar Tranche and any other Seller Debt Documents (other than the DISH Secured Indenture), a fully executed and customary debt pay-off and lien release letter (with signature pages to such letters held in escrow with release solely conditioned upon receipt of proceeds in respect of the Closing Purchase Price upon Closing and application of such proceeds to repay in full each of the DBS Tranche and the EchoStar Tranche) in form and substance reasonably satisfactory to Buyer providing for the repayment, payoff, discharge, prepayment or termination in full (as the case may be) as of the Closing of all amounts of indebtedness (including setting forth the amount to pay off in full such indebtedness and all related obligations) and other obligations under or with respect to such indebtedness, the release of all guarantees with respect to such indebtedness and the termination in full of any collateral documents and all liens and other encumbrances in connection with such indebtedness, in each case, on the Closing Date as of the Closing (such letters, the “Debt Pay-Off Letters”) and (B) at least ten (10) calendar days prior to the Closing, with respect to the DISH Secured Indenture, evidence of the mailing and delivery of a notice of redemption (the “Redemption Notice”) of all of the outstanding secured notes issued under the DISH Secured Indenture (the “DISH Secured Notes”) in accordance with the terms of the DISH Secured Indenture, which Redemption Notice shall call the DISH Secured Notes for redemption to be consummated substantially concurrently with the Closing with proceeds in respect of the Closing Purchase Price received upon the Closing, which consummation shall result in the termination and/or discharge in full of indebtedness and other obligations under or with respect to the DISH Secured Indenture, the release of all guarantees with respect to such indebtedness and the termination in full of any collateral documents and all liens and other encumbrances in connection with such indebtedness (the “Redemption”) and (ii) provide drafts of such Debt Pay-Off Letters and the Redemption Notice at least ten (10) Business Days prior to the Closing, and shall provide Buyer a reasonable opportunity to review and comment on such drafts (and such comments shall be considered in good faith) (the actions contemplated by the Debt Pay-Off Letters and the Redemption, the “Debt Pay-Off”). Notwithstanding anything herein to the contrary, in no event shall this Section 5.8 require any Seller Party to cause the Debt Pay-Off to occur prior to the Closing.

ARTICLE 6

CONFIDENTIALITY; PROPRIETARY RIGHTS

6.1Confidentiality. Each Party acknowledges that Buyer and Seller have previously executed a Non-Disclosure Agreement, dated as of May 13, 2025 (the “Non-Disclosure Agreement”), which will continue in full force and effect until the expiration of the Non-Disclosure Agreement in accordance with Section 6.4.

6.2Public Announcements. The initial press release regarding the Transactions shall be a joint press release agreed between the Parties. Except as permitted in this Section 6.2, neither Party to this Agreement will issue any additional press release or make any other public announcements concerning this Agreement or any of the other Transaction Documents or the Transactions except with the prior approval of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that each Party may make any public statement regarding this Agreement or any of the other Transaction Documents to the extent that such statements are not inconsistent in tone and substance with previous press releases, public disclosures or public statements made jointly by the Parties or approved by the Parties; provided, further, that if any such disclosure is required by any applicable Laws, including the FCC Rules or the rules or regulations of the Securities and Exchange Commission or any national securities exchange, or any Governmental Authority, such consent shall not be required, but, in such circumstances, neither Party hereto will make such disclosure without first using its commercially reasonable efforts to provide to the other Party an advance copy of any such disclosure and a reasonable opportunity to review and comment (and such comments shall be considered by the disclosing Party in good faith).

6.3Equitable Remedy. Each Party acknowledges and agrees that, in the event of a breach or threatened breach of any of the foregoing provisions, the disclosing Party will be irreparably damaged and have no adequate remedy in monetary damages and, accordingly, shall be entitled to seek injunctive relief against such breach or threatened breach, without the requirement of posting a bond or proving actual harm; provided, however, that no specification of a particular legal or equitable remedy shall be construed as a waiver, prohibition or limitation of any legal or equitable remedies in the event of a breach hereof.

6.4Survival of Confidentiality Obligations. The obligations set forth in this ARTICLE 6 shall terminate on the date that is the earlier of (x) two (2) years following the Closing Date or the termination of this Agreement, or (y) the date on which the Non-Disclosure Agreement expires in accordance with its terms. Notwithstanding the foregoing, the obligation to protect any Protected Information which constitutes a “trade secret” under applicable law shall survive for so long as such Protected Information remains a trade secret.

6.5Protected Information. “Protected Information” shall have the meaning given to such term in the Non-Disclosure Agreement.

ARTICLE 7

CONDITIONS PRECEDENT TO OBLIGATION TO CLOSE

7.1Conditions Applicable to Both of the Parties. The obligations of each of the Parties to this Agreement to effect the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, mutual written waiver, at or prior to the Closing, of the following conditions:

(a)Adverse Proceedings. No Order of any nature of any court of competent jurisdiction or other Governmental Authority shall be in effect that restrains, enjoins or otherwise prohibits any Party to this Agreement from consummating the Transactions.

(b)Consents.

(i)(A) The FCC Consent shall have been obtained and (B) the waiting period required by the HSR Act shall have expired or been earlier terminated and any timing agreement(s) with a Governmental Authority applicable to the consummation of the Transactions shall have expired or otherwise not prohibit the consummation of the Transactions;

(ii)the FCC shall have granted all previously-filed 600 MHz Build-Out Showings and no 600 MHz Build-Out Showing shall remain pending as of the Closing Date, or the FCC shall have waived all 600 MHz Build-Out Obligations;

(iii)the FCC shall have upheld, or confirmed the continued validity of, the 600 MHz Licenses, which confirmation may be included in the FCC Consent; and

(iv)the Final Judgment and Stipulation and Order entered in United States v. Deutsche Telekom AG, et al, Case No. 1:19-cv-02232, ECF Nos. 85 and 2-1 (D.D.C.) shall have been terminated or modified to allow the consummation of the Transactions (collectively, the “Required Regulatory Approvals”).

7.2Further Conditions Applicable to the Seller Parties. The obligation of the Seller Parties to effect the Closing is subject to satisfaction or, to the extent permitted by applicable Law, the written waiver by the Seller Parties, at or prior to the Closing, of each of the following conditions, in addition to each of the conditions set forth in Section 7.1:

(a)Representations, Warranties and Covenants.

(i)(1) The Buyer Fundamental Representations shall be true and correct in all material respects, other than de minimis inaccuracies, at and as of the Effective Date and as of the Closing Date as though made at and as of the Closing Date (except where such representation and warranty speaks as of a specific date); and (2) all of the other representations and warranties of Buyer shall be true and correct at and as of the Effective Date and as of the Closing Date as though made at and as of the Closing Date (except where such representation and warranty speaks as of a specific date), except where such failure of any such representation and warranty to be so true and correct would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair Buyer’s ability to consummate the Transactions; provided that, in each case, if any representation or warranty made by Buyer includes within its terms a materiality or Material Adverse Change qualifier, such qualifier shall be disregarded solely for purposes of determining compliance with this Section 7.2(a)(i).

(ii)All covenants and agreements of Buyer contained in this Agreement to be complied with and performed by Buyer on or prior to the Closing shall have been complied with or performed in all material respects.

(b)No Seller Regulatory Adverse Effect. The Required Regulatory Approvals shall have been obtained without the imposition of any Seller Regulatory Adverse Effect.

(c)Extended Hawaii Lease Agreements. Buyer shall have delivered executed counterparts to the Extended Hawaii Lease Agreements.

(d)Closing Purchase Price. The Closing Purchase Price shall not be less than $18,600,000,000.00 (the “Minimum Purchase Price”); provided that, in the event the aggregate Exclusion Reduction results in a Closing Purchase Price that is less than the Minimum Purchase Price, Buyer may elect, in their sole discretion, to deliver the Minimum Purchase Price at the Closing and in such event this condition shall be deemed to have been satisfied; provided, further, that any Exclusion Reduction related to an Excluded Asset that is excluded pursuant to a Seller Party Excluded Asset Event shall not be taken into account when determining whether this condition shall be deemed to have been satisfied.

(e)Closing Deliveries. Buyer shall have delivered to the Seller Parties each of the deliveries set forth in Section 8.2(b) hereof.

7.3Further Conditions Applicable to Buyer. The obligation of Buyer to effect the Closing is subject to satisfaction or, to the extent permitted by applicable Law, written waiver by Buyer, at or prior to the Closing, of each of the following conditions, in addition to the conditions set forth in Section 7.1:

(a)Representations, Warranties and Covenants.

(i)(1) The Seller Fundamental Representations shall be true and correct in all material respects other than de minimis inaccuracies at and as of the Effective Date and as of the Closing Date as though made at and as of the Closing Date (except where such representation and warranty speaks as of a specific date), and (2) all of the other representations and warranties of the Seller Parties shall be true and correct at and as of the Effective Date and as of the Closing Date as though made at and as of the Closing Date (except where such representation and warranty speaks as of a specific date), except where such failure of any such representation and warranty to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Change; provided that, for purposes of this Section 7.3(a), if any representation or warranty made by the Seller Parties includes within its terms a materiality or Material Adverse Change qualifier, such qualifier shall be disregarded solely for purposes of determining compliance with this Section 7.3(a).

(ii)All covenants and agreements of the Seller Parties contained in this Agreement to be complied with and performed by the Seller Parties on or prior to the Closing shall have been complied with or performed in all material respects.

(b)Closing Deliveries. The Seller Parties shall have delivered to Buyer each of the deliveries set forth in Section 8.2(a) hereof.

(c)FCC Consent. The FCC Consent shall have been obtained and become a Final Order without the imposition of any Buyer Regulatory Adverse Effect.

(d)No Buyer Regulatory Adverse Effect. There shall be no Buyer Regulatory Adverse Effect with respect to the Required Regulatory Approvals.

(e)Excluded Asset Materiality Threshold. The aggregate Exclusion Reduction amount does not exceed the applicable Excluded Asset Materiality Threshold with respect to (i) the 3.45 GHz Licenses and the Hawaii Leases, (ii) the 600 MHz Licenses or (iii) both.

(f)FCC Waiver. The FCC shall, in the FCC Consent or some other form, have granted all requests without alteration included in the FCC Assignment Applications.

(g)FCC Hawaii Lease Agreement Acceptance. The FCC shall have accepted the FCC Lease Notifications.

(h)Extended Hawaii Lease Agreements. The Seller Parties shall have delivered executed counterparts to the Extended Hawaii Lease Agreements.

(i)Redemption. The Seller Parties shall have effected, or shall concurrently effect at the Closing, the Redemption.

(j)Debt Pay-Off. The Debt Pay-Off shall have occurred, or shall concurrently occur at the Closing.

(k)No Conflicts Opinion. The Seller Parties shall have delivered to Buyer a customary, unreasoned legal opinion from outside counsel in form and substance reasonably satisfactory to Buyer stating that this Agreement and the Transactions contemplated hereby do not conflict with, and are permitted by, the Seller Debt Documents and the Seller DBS Notes (the “No Conflicts Opinion”).

(l)No Material Adverse Change. There shall not have occurred any Material Adverse Change that is continuing.

(m)No Litigation. There shall be no pending Litigation relating to the facts of the matter described in Schedule 7.3(m) of the Seller Disclosure Letter that could result in the Buyer not having good and marketable title to the 3.45 GHz Licenses free and clear of all Liens.

7.4Applicability of Closing Conditions.

(a)If Buyer operates on spectrum under the Seller Licenses pursuant to any short-term spectrum manager lease contemplated by Section 5.7, Buyer may not rely on the failure of any condition set forth in Section 7.3(a) to be satisfied if such failure was caused by any action or inaction by Buyer that constitutes a breach of Buyer’s obligations under such short-term spectrum manager lease.

(b)The Parties acknowledge and agree that any and all Excluded Assets shall be excluded from determining the satisfaction of any condition set forth in this Article 7 except with respect to (i) the conditions set forth in Section 7.3(a) (provided, however, that an Excluded License shall not be treated as a Seller License for the purposes of the representations set forth in ARTICLE 3 or the covenants set forth in Section 5.4), and (ii) the conditions set forth in Section 7.3(e) and Section 7.2(d).

ARTICLE 8

CLOSING AND CLOSING DELIVERIES

8.1Closing; Closing Date.

(a)The consummation of the Transactions as contemplated by this Agreement shall occur at the closing (the “Closing”, and the date on which such Closing occurs, the “Closing Date”).

(b)Subject to the terms and conditions hereof, the Closing shall occur via electronic document exchange at 10:00 a.m. (New York City time) on a mutually agreed upon date which is three (3) Business Days following the satisfaction or waiver of the conditions described in ARTICLE 7 (except those conditions that by their nature will be satisfied at the Closing), or such other time or place as may be mutually agreed upon in writing by the Parties hereto.

8.2Deliveries at each Closing.

(a)At the Closing, the Seller Parties shall deliver or cause to be delivered to Buyer the following:

(i)A certificate of each Seller Party, dated as of the Closing Date and signed on such Seller Party’s behalf by its chief executive officer, an executive vice president or such similar position of authority as appropriate for such Seller Party, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(k) have been satisfied;

(ii)An instrument of assignment and acceptance of the Seller Licenses being assigned to Buyer at such Closing, substantially in the form of Exhibit C attached hereto (the “Assignment and Acceptance Agreement”), duly executed on behalf of the Seller Parties;

(iii)The Extended Hawaii Lease Agreements, duly executed on behalf of the Seller Parties;

(iv)The Debt Payoff Letters;

(v)The No Conflicts Opinion; and

(vi)A duly executed IRS Form W-9 for each Seller Party (or, if a Seller Party is a disregarded entity for U.S. federal income tax purposes, a duly executed IRS Form W-9 for its regarded owner).

(b)At the Closing, Buyer shall deliver or cause to be delivered to the Seller Parties the following:

(i)A certificate of Buyer, dated as of the Closing Date and signed on Buyer’s behalf by its manager or such similar position of authority, certifying that the conditions set forth in Section 7.2(a) have been satisfied;

(ii)The Assignment and Acceptance Agreement, duly executed on behalf of Buyer; and

(iii)The Extended Hawaii Lease Agreements, duly executed on behalf of Buyer.

ARTICLE 9

INDEMNIFICATION AND OTHER MATTERS

9.1Survival. All of the representations and warranties of the Seller Parties and Buyer contained in Section 2.6(b), ARTICLE 3 and ARTICLE 4 and all covenants and agreements of the Seller Parties and Buyer contained in this Agreement to be performed prior to the Closing Date shall survive the Closing hereunder, and shall continue in full force and effect for a period of twelve (12) months following the Closing Date, except that (a) the Seller Fundamental Representations and the Buyer Fundamental Representations shall survive the Closing and continue in full force and effect for a period of six (6) years following the Closing Date, and (b) all claims relating hereto for Fraud and the Seller Bondholder Liabilities shall survive the Closing and continue in full force and effect until all statutes of limitations applicable thereto have expired (collectively, the “Indemnity Period”). Notwithstanding anything herein to the contrary, any representation, warranty, covenant or agreement which is the subject of a claim for indemnification which is asserted in writing prior to the expiration of the Indemnity Period, as well as the covenants and agreements in this ARTICLE 9 providing for indemnification with respect thereto, shall survive with respect to such claim for indemnification until the final resolution thereof and the right of the Claimant to recover from the Indemnifying Party shall not be dependent upon such claim being resolved or the Losses being incurred within the Indemnity Period. Any investigations by or on behalf of either Party hereto (whether before or after the Closing) shall not constitute a waiver as to enforcement of any representation, warranty, or covenant contained in this Agreement. Except as set forth in this Agreement, no notice or information delivered, provided or made available by either Party, including any amendment, modification or update to any exhibit or schedule to this Agreement after the Effective Date, shall affect any other Party’s right to rely on any representation, warranty, or covenant made by such Party in this Agreement or any other Transaction Document, or relieve such Party of any obligations under this Agreement as the result of a breach of any of its representations and warranties. All covenants and agreements of the Parties set forth in this Agreement to be performed after the Closing Date shall survive the Closing and continue in full force and effect until the full performance thereof or as otherwise provided herein.

9.2Indemnification by the Seller Parties. The Seller Parties, jointly and severally, shall indemnify, defend and hold harmless Buyer and its Affiliates, and their respective successors and permitted assigns, and the shareholders, members, managers, directors, officers, partners, employees and agents of any and all of the foregoing (the “Buyer Indemnified Persons”), from and against any and all Losses actually incurred or suffered by any Buyer Indemnified Person arising out of, in connection with or relating to (a) the breach of any of the representations or warranties made by any Seller Party in this Agreement or any of the other Transaction Documents; provided that, in each case, if any representation or warranty set forth in Section 3.6, Section 3.7 and Section 3.9 made by the Seller Parties includes the qualifier “as of the Effective Date”, such qualifier shall be disregarded solely for purposes of this ARTICLE 9, (b) the breach by any Seller Party of any of its covenants or agreements made pursuant to this Agreement or any of the other Transaction Documents and (c) any Losses arising out of, in connection with or relating to (1) the ownership, use or operation of the Seller Licenses prior to the Closing and (2) the Seller Bondholder Liabilities.

9.3Indemnification by Buyer. Buyer shall indemnify, defend and hold harmless the Seller Parties and their Affiliates, and their respective successors and permitted assigns, and the shareholders, members, managers, directors, officers, partners, employees and agents of any and all of the foregoing (the “Seller Indemnified Persons”), from and against any and all Losses actually incurred or suffered by any Seller Indemnified Person arising out of, in connection with or relating to (a) the breach of any of the representations or warranties made by Buyer in this

Agreement or any of the other Transaction Documents, (b) the breach by Buyer of any of its covenants or agreements made pursuant to this Agreement or any of the other Transaction Documents, and (c) any Losses arising out of, in connection with or relating to the ownership, use or operation of the Seller Licenses after the Closing.

9.4Procedure for Indemnification. The procedure for indemnification pursuant to this ARTICLE 9 shall be as follows:

(a)Promptly after any event, circumstance, development, state of facts or occurrence (or obtaining knowledge thereof) that results or is reasonably likely to result in an indemnity claim under this Article 9, the Party seeking indemnification under this ARTICLE 9 (the “Claimant”) shall give to the Party obligated to provide indemnification to such Claimant (the “Indemnifying Party”) a written notice (a “Claim Notice”) of any claim, whether between the Parties (a “Direct Claim”) or brought by a third Person (a “Third-Party Claim”), describing the facts and circumstances in reasonable detail giving rise to any claim for indemnification hereunder, the basis for any anticipated Liability and the nature of the misrepresentation, breach of warranty, breach of covenant or claim to which each such item is related and shall include in such Claim Notice (if then known) the estimated amount and the method of computation of the estimated amount of such claim. If the claim is a Third-Party Claim (including a claim that relates to any Litigation filed by a third Person against Claimant), such notice shall be given by Claimant to the Indemnifying Party within fifteen (15) days after written notice of such Third-Party Claim is received by Claimant. The failure to timely give such notice shall not relieve the Indemnifying Party of its obligations hereunder except to the extent it shall have been prejudiced by such failure. After the giving of any Claim Notice pursuant hereto, the amount of indemnification to which Claimant shall be entitled under this ARTICLE 9 shall be determined: (i) by the written agreement between the Claimant and the Indemnifying Party; or (ii) by an Order of any court of competent jurisdiction.

(b)With respect to Direct Claims, following receipt of a Claim Notice from the Claimant, the Indemnifying Party shall have sixty (60) days to make such investigation of the Direct Claim as the Indemnifying Party deems necessary or desirable and, in the case of a Third-Party Claim, to assume the conduct and control, through counsel reasonably acceptable to the Claimant at the expense of the Indemnifying Party, of the settlement or defense of such Third-Party Claim by notifying the Claimant in writing of such assumption of control; provided that if the Indemnifying Party assumes the defense and control of such Third-Party Claim, the Indemnifying Party shall allow the Claimant a reasonable opportunity to participate in the defense of such Third-Party Claim with the Claimant’s own counsel and at the Claimant’s own expense, subject to the Indemnifying Party’s right to control the defense and settlement thereof. For the purposes of such investigation, the Claimant agrees to make available to the Indemnifying Party and its Representatives the information, to the extent such information is under the Claimant’s possession or control, relied upon by the Claimant as reasonably requested by the Indemnifying Party to substantiate the claim. The Claimant shall cooperate and assist the Indemnifying Party and shall furnish such records, information and testimony, in each case, to the extent such information is under the Claimant’s possession or control, and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the Indemnifying Party or its counsel in connection with such Third-Party Claim. The Indemnifying Party and the Claimant shall use reasonable best efforts to (A) avoid production of confidential information (consistent with applicable Law) to third parties and (B) cause all communications among employees, counsel and others representing any party to a Third-Party Claim to be made so as to preserve any applicable attorney-client or work product privileges. If the Indemnifying Party assumes the defense of a Third-Party Claim, the Indemnifying Party shall defend such Third-Party Claim diligently to final conclusion or settlement of such Third-Party Claim; provided, however, that the Indemnifying Party shall not, without prior written consent of the Claimant (which consent shall not be unreasonably withheld, conditioned or delayed), settle, compromise or offer to settle or compromise any Third-Party Claim on a basis that would reasonably be expected to result in (i) injunctive or other nonmonetary relief against the Claimant, including the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the Claimant, (ii) a finding or admission of fault or misconduct by the Claimant or (iii) the monetary relief being sought is in excess of the amount that the Indemnifying Party is required to indemnify the Claimant for.

(c)If the Claimant and the Indemnifying Party agree at or prior to the expiration of such sixty (60) day period (or any mutually agreed upon extension thereof) to the validity and amount of such Direct Claim, the Indemnifying Party shall promptly pay to the Claimant the full amount of such Direct Claim. If the Claimant and the Indemnifying Party do not agree within such sixty (60) day period (or any mutually agreed upon extension thereof), the Claimant may then seek all appropriate remedies at law or equity available to the Claimant to enforce the provisions of this Agreement.

(d)Any claim for indemnity pursuant to this ARTICLE 9 with respect to which (i) the Claimant and the Indemnifying Party agree as to its validity and amount, (ii) an Order of a court of competent jurisdiction deciding such claim has been rendered, or (iii) the Indemnifying Party has not given written notice to the Claimant disputing and/or assuming the conduct and control of such claim in whole or in part within sixty (60) days of receiving a Claim Notice thereof, is referred to as a “Settled Claim”.

(e)If the Indemnifying Party has failed to assume the defense within the applicable time periods set forth in this Section 9.4, then the Claimant shall have the right to conduct and control, through counsel of its choosing, the defense, compromise or settlement of any Third-Party Claim against such Claimant as to which indemnification will be sought by any Claimant from any Indemnifying Party hereunder. The Indemnifying Party shall cooperate and assist the Claimant and shall furnish such records, information and testimony, in each case, to the extent such information is under the Indemnifying Party’s possession or control, and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the Claimant or its counsel in connection with such Third-Party Claim. The Indemnifying Party may participate, through counsel chosen by it and at its own expense, in the defense of any Third-Party Claim as to which the Claimant has so elected to conduct and control the defense thereof. Whether or not the Indemnifying Party assumes the defense of a Third-Party Claim, the Claimant shall not admit any liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the Indemnifying Party’s prior written consent. Notwithstanding the foregoing, the Claimant shall have the right to pay, settle or compromise any Third-Party Claim without such consent; provided that, in such event, the Claimant shall waive any right to indemnity hereunder.

(f)Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense and control of, and shall pay the fees and expenses of counsel retained by, the Claimant in connection with a Third-Party Claim as they are incurred if: (i) any Third-Party Claim against any Claimant relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (ii) such Third-Party Claim seeks non-monetary relief which, if granted, could adversely affect the Claimant, and that after conferring with its outside counsel, cannot be readily separated from any related claim for money damages (provided, that if such equitable relief or other relief portion of the Third-Party Claim can be so separated from that for money damages, shall be entitled to assume the defense of the portion relating to money damages), or (iii) the Claimant has been advised in writing by outside counsel that a reasonable likelihood exists of conflict of interest between the Indemnifying Party and the Claimant.

(g)Notwithstanding anything in this Agreement to the contrary, in no event shall any Party or any of their Affiliates have any rights with respect to any audit, examination, contest, proceeding or other Litigation relating to Taxes or any Tax Return of any other Party or any of its Affiliates or any Taxes or Tax Returns of or with respect to any consolidated, combined, affiliated, aggregated, unitary or similar group for Tax purposes that includes any such Party or any of its Affiliates (including by reason of any Person being treated as an entity disregarded as separate from such Party or such Affiliate for Tax purposes), in each case, other than solely with respect to any Taxes with respect to any Seller License or Hawaii License.

9.5Limitations. Notwithstanding anything to the contrary herein,

(a)neither the Seller Parties nor Buyer, as the case may be, shall be liable for any claim for indemnification (i) in the case of the Seller Parties, pursuant to Section 9.2(a) (solely with respect to the Seller Fundamental Representations) or Section 9.2(b), or (ii) in the case of Buyer pursuant to Section 9.3(a) or Section 9.3(b) (solely with respect to the Buyer Fundamental Representations), in an aggregate amount in excess of the Closing Purchase Price at any time;

(b)neither the Seller Parties nor Buyer, as the case may be, shall be liable for any claim for indemnification pursuant to Section 9.2(a) (other than with respect to the Seller Fundamental Representations) or Section 9.3(a) (other than with respect to the Buyer Fundamental Representations), as applicable, in an aggregate amount in excess of the amount that is equal to eight percent (8%) of the Closing Purchase Price;

(c)with respect to any claims for indemnification pursuant to (i) in the case of the Seller Parties, pursuant to Section 9.2(a) or Section 9.2(b), or (ii) in the case of Buyer pursuant to Section 9.3(a) or Section 9.3(b), the Buyer Indemnified Persons and the Seller Indemnified Persons, as the case may be, shall not be entitled to indemnification for any claim thereunder unless and until the aggregate amount of all indemnifiable Losses for which the Seller Parties or Buyer, as applicable, would, but for this clause (c), be liable thereunder exceeds on a cumulative basis an amount equal to 0.5% of the Closing Purchase Price (the “Deductible”), and thereafter the Seller Parties and Buyer, as the case may be, shall be liable only for the amount of Losses in excess of the Deductible; and

(d)neither the Buyer Indemnified Persons nor the Seller Indemnified Persons shall be entitled to indemnification for any particular Loss pursuant to Section 9.2(a), Section 9.2(b), Section 9.3(a), or Section 9.3(b), as the case may be, unless such Loss (or series of related Losses) equals or exceeds $250,000; provided, however, that this limitation shall not apply to Losses arising from claims for breaches of any Seller Fundamental Representation or Buyer Fundamental Representation, as the case may be.

9.6Losses Net of Insurance, etc. The amount of any Loss for which indemnification is provided under Section 9.2 or Section 9.3 shall be net of (a) any amounts actually recovered by the Seller Indemnified Person or the Buyer Indemnified Person (as the case may be) (net of any reasonable and documented costs of investigation of the underlying claim and of collection) pursuant to any indemnification by, contribution, reimbursement, indemnification agreement with any Person (other than this Agreement) or any other recovery proceeds relating to the such Loss, and (b) any insurance proceeds (net of any reasonable and documented costs of investigation of the underlying claim and of collection) actually received as an offset against such Loss (each source of recovery referred to in clauses (a) and (b), a “Collateral Source”). If the amount to be netted hereunder in connection with a Collateral Source from any payment required under Section 9.2 or Section 9.3 is received after payment by the Person required to indemnify under this ARTICLE 9 of any amount otherwise required to be paid to a Claimant, the Claimant shall repay to the Person required to indemnify, promptly after such receipt, any amount that would not have been payable pursuant to this ARTICLE 9 had such receipt occurred at the time of such payment. The Seller Indemnified Persons and the Buyer Indemnified Persons (as the case may be) shall take commercially reasonable steps to the extent required by New York law to mitigate any Losses as soon as reasonably practicable after such Claimant becomes aware of any event which does, or could reasonably be expected to, give rise to any such Losses.

9.7Payments. Within ten (10) Business Days of any claim under this ARTICLE 9 becoming a Settled Claim, the Indemnifying Party shall pay the Claimant the full amount of such Settled Claim by wire transfer of immediately available funds to the accounts designated by the Claimant. Any payment made pursuant to this Section 9.7 shall, for Tax purposes, be deemed to be an adjustment to the consideration payable to the Seller Parties.

9.8 No Consequential Damages; Exclusive Remedy. Notwithstanding any other provisions of this Agreement, in no event shall either Party hereto be liable hereunder for Losses for lost profits or that are consequential, incidental, special or punitive (except to the extent payable by a Claimant to a third Person) and following the Closing indemnification pursuant to this ARTICLE 9 shall be the exclusive and sole remedy of the Parties for any Loss arising out of or related to the Transactions, except as contemplated by Section 11.8. Neither of the Buyer

Indemnified Persons nor the Seller Indemnified Persons shall be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of any one Loss or related group of Losses.

ARTICLE 10

TERMINATION

10.1Termination.

(a)This Agreement may be terminated by written notice given to the other Party at any time prior to the Closing, as follows:

(i)at any time by mutual written consent of the Seller Parties, on the one hand, and Buyer, on the other hand;

(ii)by the Seller Parties, on the one hand, or Buyer, on the other hand, upon written notice to the other in accordance with Section 11.2, in the event Buyer or any Seller Party, respectively (in each case, the “Breaching Party”), has materially breached any of its representations, warranties, covenants and other agreements contained in this Agreement and (i) such breach would give rise to the failure of a condition set forth in Section 7.1, Section 7.2 or Section 7.3, and (ii) such breach is not curable by the Termination Date, or the Breaching Parties failed to cure such breach within the earlier of (x) sixty (60) days from the date of the Breaching Party’s receipt of the notice specified above, and (y) the Termination Date, and such terminating Party is not in breach of in any material respect of its obligations, representations or warranties under this Agreement;

(iii)by either Buyer, on the one hand, or the Seller Parties, on the other hand, if the Closing shall not have occurred within twelve (12) months after the Effective Date (the “Termination Date”); provided that, if prior to the Termination Date, any of the conditions set forth in Sections 7.1(a), 7.1(b), 7.3(c), 7.3(f) or 7.3(g) have not been satisfied or waived, the Termination Date may be extended for one additional six (6) month period (the “Initial Extension Period”) at the option of either the Seller Parties, on the one hand, or Buyer, on the other hand; provided, further that, prior to the end of the Initial Extension Period, if any of the conditions set forth in Sections 7.1(a), 7.1(b), 7.3(c), 7.3(f) or 7.3(g) have not been satisfied or waived, the Termination Date may be extended for one additional six (6) month period by mutual written consent of the Seller Parties, on the one hand, and Buyer, on the other hand;

(iv)by Buyer, upon prior written notice to the Seller Parties, if the aggregate value of the Exclusion Reduction relating to the Seller Licenses or Hawaii Licenses that are Impaired exceeds the Excluded Asset Materiality Threshold; or

(v)by either Buyer, on the one hand, or the Seller Parties, on the other hand, if any court of competent jurisdiction in the United States or other Governmental Authority shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions and such Order shall have become a Final Order.

(b)In the event of termination of this Agreement by either or both of the Parties pursuant to Section 10.1(a), prompt written notice thereof shall forthwith be given to the other Party and this Agreement shall terminate as to all Transactions hereunder and the Transactions and the Transaction Documents related thereto shall be abandoned without further action by either of the Parties hereto and without any Liability on either Party hereto, but subject to and without limiting any of the rights of the Parties specified herein in the event of any Fraud or Willful Breach by a Party. The provisions of ARTICLE 6, and ARTICLE 11 and this Section 10.1(b) shall expressly survive the expiration or termination of this Agreement.

ARTICLE 11

MISCELLANEOUS

11.1Fees and Expenses. Except as otherwise provided in this Agreement, each Party shall pay its own expenses incurred in connection with the authorization, preparation, execution, and performance of this Agreement and the other Transaction Documents and the preparation, filing and prosecution of the FCC Assignment Applications and FCC Lease Notifications, including all fees and expenses of such Party’s Representatives, and each Party shall be responsible for all fees or commissions payable to any finder, broker, advisor, or similar Person retained by or on behalf of such Party; provided, however, that any Transfer Taxes, document stamps or filing fees, including filing fees related to the FCC Assignment Applications, FCC Lease Notifications, and any Pre-Closing Spectrum Leases or any filings with respect to the HSR Act, in connection with the Transactions shall be borne equally by the Seller Parties and Buyer; provided, further, that the Parties shall reasonably cooperate to prepare and timely file any required Tax Returns in connection with such Transfer Taxes.

11.2Notices. All notices, demands, requests and other communications required or permitted to be given under the provisions of this Agreement shall be (i) in writing, (ii) sent by electronic mail (with a copy sent by commercial delivery service, registered mail or personal delivery) and the sender does not receive confirmation that the electronic mail was undeliverable, delivered by personal delivery, or sent by commercial delivery service or certified mail, return receipt requested, (iii) deemed to have been given on the date emailed (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto), the date of personal delivery, or the date set forth in the records of the delivery service or on the return receipt, and (iv) addressed as follows:

To Buyer:

c/o AT&T Mobility Corporation

208 S. Akard Street

Dallas, TX 75202

Attention: Robert LaGrone, Senior Vice President – Corporate Development

Email: rl6464@att.com

With a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention: Eric Krautheimer

Melissa Sawyer

Email: krautheimere@sullcom.com

sawyerm@sullcom.com

To the Seller Parties:

EchoStar Corporation

9601 S. Meridian Boulevard, Englewood, Colorado 80112

Attention: Chief Legal Officer

Email: legalnotices@echostar.com

with copies to (which copies alone shall not constitute notice):

EchoStar Corporation

9601 S. Meridian Boulevard, Englewood, Colorado 80112

Attention: Dean A. Manson, Chief Legal Officer

Email: dean.manson@echostar.com

and

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

Attention: Daniel G. Dufner, Jr. and Michael Deyong

Email: daniel.dufner@whitecase.com; michael.deyong@whitecase.com or to any other or additional persons and addresses as the Parties may from time to time designate in a writing delivered in accordance with this Section 11.2.

11.3Assignment; Benefit and Binding Effect. Neither Party hereto may assign this Agreement directly or indirectly, by operation of law or otherwise without the prior written consent of the other Party hereto; provided, however, that Buyer may, without the consent of the other party, assign any and all of its rights hereunder to any Affiliate that is wholly owned by it or by a common parent; provided that (a) such assignment would not reasonably be expected to prevent or materially delay the Closing; (b) such assignee shall assume all of such Party’s obligations under this Agreement; and (c) such assignment shall not relieve Buyer of their obligations under this Agreement. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns. Except for the Buyer Indemnified Persons and the Seller Indemnified Persons set forth in Sections 9.2 and 9.3, the provisions of this Agreement shall be for the exclusive benefit of the Parties hereto (and their successors and permitted assigns) and shall not be for the benefit of any other Person.

11.4No Third-Party Beneficiaries. Except for Section 11.15 (with respect to the Non-Recourse Parties), a Person who is not a party to this Agreement shall have no right to enforce any of its terms and this Agreement is not intended to give any Person other than the Parties their permitted assigns any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.

11.5Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, including its statute of limitations, without giving effect to the conflict of laws provisions to the extent that the application of the laws of another jurisdiction would be required thereby.

11.6Submission to Jurisdiction; Consent to Service of Process.

(a)The Parties agree that the courts of the State of New York, sitting in New York County, and the United States District Court for the Southern District of New York, and any appellate courts from any thereof shall have exclusive jurisdiction to enforce the terms of this Agreement and to decide any claims or disputes which may arise or result from, or be connected with, this Agreement, any breach or Default hereunder, or the Transactions and any and all Litigation related to the foregoing shall be filed and maintained only in the such courts. The Parties agree to unconditionally and irrevocably submit to the exclusive jurisdiction of such courts the resolution of any such claim or dispute.

(b)The Parties hereby unconditionally and irrevocably waive, to the fullest extent permitted by Law, any objection which they may now or hereafter have to the laying of venue of any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby brought in any court specified in Section 11.6(a) above, or any defense of inconvenient forum for the maintenance of such dispute. Each of the Parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(c)Each of the Parties hereto hereby consents to process being served by the other Party to this Agreement in any Litigation by the mailing of a copy thereof in accordance with the provisions of Section 11.2.

11.7Waiver of Jury Trial. THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT THAT EITHER MAY HAVE TO TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION, OR IN ANY LEGAL PROCEEDING, DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (WHETHER BASED ON CONTRACT, TORT, OR ANY OTHER THEORY). EACH PARTY ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS SET FORTH IN THIS SECTION 11.7.

11.8Specific Performance. Each Party acknowledges and agrees that the Seller Licenses are unique and irreplaceable and that the other Party would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with the their specific terms and that any breach of this Agreement could not be adequately compensated in all cases by monetary damages alone and that, in addition to any other right or remedy to which a Party may be entitled, at law or in equity, it shall be entitled to enforce any provision of this Agreement by a decree or order of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement. Each of the Parties further hereby waives any defense in any action for specific performance that (i) a remedy at law for monetary damages would be adequate, (ii) the equitable remedy for specific performance is unavailable, invalid, unenforceable or inequitable and (iii) any requirement under any Law to post bond or other security as a prerequisite for obtaining equitable relief.

11.9Entire Agreement. This Agreement, the other Transaction Documents and the Schedules and Exhibits hereto and thereto collectively represent the entire understanding and agreement of the Parties hereto with respect to the subject matter of this Agreement. This Agreement supersedes all prior understandings and agreements among the Parties with respect to the subject matter hereof. Each Party hereby represents, acknowledges and agrees that they have participated in the drafting of this Agreement and any ambiguity shall not be construed against either

Party as the drafter of this Agreement. Each Party hereby represents, acknowledges and agrees that this Agreement and the other Transaction Documents are independent of, and not in any way conditioned on, connected to, or to be construed with, any other agreement, understanding or arrangement, written or oral between the Parties.

11.10Amendments; Waivers. No amendment, alteration, modification or change of this Agreement shall be valid except by agreement in writing that makes specific reference to this Agreement that is signed by a duly authorized officer of the Parties hereto. Any failure of either Party hereto to comply with any obligation, covenant, agreement or condition herein or any Default in the performance of any term of this Agreement by either Party hereto may be waived by the other Party hereto or the time for performance waived or extended only by a written instrument signed by the Party granting such waiver. The failure of either Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

11.11Counterparts. This Agreement may be executed in one or more counterparts which may be delivered by electronic mail, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the Parties hereto and delivered to each of the other Parties hereto.

11.12Severability. If any provision of this Agreement or the application thereof to any Person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by Law.

11.13Further Assurances. After the Closing, the Parties to this Agreement will, and will cause their Affiliates to, execute any further documents consistent with the Transaction Documents, provide any further reasonably available information, and take any other reasonable actions not imposing significant financial or operational obligations in excess of the other obligations imposed by the Transaction Documents, upon the request of the other Party to this Agreement based upon any such other Party’s reasonable determination that those actions are required or necessary to enable such other Party to effectuate the Transactions. Such efforts shall be at the cost of the requesting Party; provided, that nothing contained in this Section 11.13 will require any Party to take any action or do anything contrary to the other terms and conditions of this Agreement or the other Transaction Documents.

11.14Rules of Construction. Words used in this Agreement, regardless of the gender and number specifically used, shall be deemed and construed to include any other gender and any other number as the context requires. Whenever the words “include”, “includes”, or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation” and/or “but not limited to”, and the word “or” is not exclusive as used in this Agreement. The words “will” and “shall” shall be deemed to have the same meaning and be understood to denote a director and obligation, not an option. Except as specifically otherwise provided in this Agreement in a particular instance, a reference to a Section is a reference to a Section of this Agreement, a reference to an Exhibit is a reference to an Exhibit to this Agreement, and a reference to a Schedule is a reference to a Schedule to this Agreement. The terms “hereof,” “herein” and other like terms refer to this Agreement as a whole, including the Schedules and Exhibits to this Agreement, and not solely to any particular part of this Agreement. Except as otherwise specified, (i) references to any Law shall be deemed to refer to such Law as amended from time to time and the rules and regulations promulgated thereunder, (ii) references to any Governmental Authority shall include any successor agency of such Governmental Authority, and (iii) references from or through any date mean from and including or through and including, respectively. The descriptive headings in this Agreement are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. Unless the context otherwise requires, references herein to a “Party” or the “Parties” shall refer to the Seller Parties, on the one hand, and to Buyer, on the other hand, in each case individually and collectively.

11.15Non-Recourse. Notwithstanding any other provision of this Agreement or otherwise, the Parties agree on their own behalf and on behalf of their respective Affiliates that (i) no Non-Recourse Party of a Party shall have any liability relating to this Agreement or any of the Transactions, except to the extent agreed in writing by such Non-Recourse Party, and (ii) no Party shall at any time assert against any Non-Recourse Party any claim, cause of action, right or remedy, or any Litigation relating to the Transactions. Each Party hereby waives and discharges any such claims, causes of action, rights, remedies and Litigations relating thereto, and releases (and agrees to execute and deliver any instrument necessary to effectuate the release of) each Non-Recourse Party therefrom. The provisions of this Section 11.15 are for the benefit of, and shall be enforceable by, each Non-Recourse Party, which is an intended third-party beneficiary of this Section 11.15.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Agreement as of the date first written above.

SELLER PARTIES:

ECHOSTAR CORPORATION

By:

Name:

Title:

CASTLE WIRELESS L.L.C.

By:

Name:

Title:

GRIZZLY WIRELESS, L.L.C.

By:

Name:

Title:

WEMINUCHE L.L.C.

By:

Name:

Title:

SNR WIRELESS LICENSECO, LLC

By:

Name:

Title:

MANIFEST WIRELESS L.L.C.

By:

Name:

Title:

PARKERB.COM WIRELESS L.L.C.

By:

Name:

Title:

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Agreement as of the date first written above.

BUYER:

AT&T MOBILITY II LLC

By:

Name:

Title:

Exhibit A

SELLER LICENSES

Exhibit B-1

FORM OF AMENDED AND RESTATED HAWAII AWS-3 SPECTRUM LEASE

Exhibit B-2

FORM OF AMENDED AND RESTATED HAWAII 700 MHZ SPECTRUM LEASE

Exhibit C

ASSIGNMENT AND ACCEPTANCE AGREEMENT

Exhibit D

FORM OF WAIVER OF TERMINATION CHARGES

Exhibit E

FORM OF RELEASE OF LIABILITIES

Exhibit F

FORM OF PRE-CLOSING SPECTRUM LEASE

Schedule 1.0

SELLER PARTIES

Schedule 1.70

BUYER KNOWLEDGE PARTIES

Schedule 1.107

SELLER DEBT DOCUMENTS